IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2023 and for the nine and three-month periods ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 80, beginning on July 1st, 2022.

Legal address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: General Ordinary and Extraordinary Shareholders’ Meeting held on October 28, 2022 and registered in the Superintendence on December 5,2022 with the number 22650, Book 110 Volume – of Joint Stock Companies.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 811,122,208 shares. (*)

Common Stock subscribed, issued and paid-up nominal value (in millions of ARS): 811.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Main activity of parent Company: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 454,612,016 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 56.84% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid-up nominal value (in millions of Pesos)
Common stock with a face value of ARS 1 per share and entitled to 1 vote each	811,122,208	811

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

(*) The capital increase and the issuance of shares resolved by the board of directors on 03/23/2023, are in process of being registered in the “Inspección General de Justicia” (General Inspection of Justice).

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BHSA	Banco Hipotecario S.A.
Celap	Centro de Entretenimientos La Plata S.A.
CNV	Securities Exchange Commission
Condor	Condor Hospitality Trust Inc.
CPF	Collective Promotion Funds
Cresud	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2022
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
GCDI	GCDI S.A.
MPIT	Minimum presumed income tax
NCN	Non-convertible notes
New Lipstick	New Lipstick LLC
Puerto Retiro	Puerto Retiro S.A.
Zetol	Zetol S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2023 and June 30, 2022
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2023	06.30.2022
ASSETS
Non-current assets
Investment properties	8	462,019	510,809
Property, plant and equipment	9	8,175	13,916
Trading properties	10, 22	5,316	5,296
Intangible assets	11	6,107	5,885
Right-of-use assets	12	2,431	2,163
Investments in associates and joint ventures	7	29,220	28,099
Deferred income tax assets	19	259	132
Income tax credit		14	42
Trade and other receivables	14	2,813	7,552
Investments in financial assets	13	1,382	1,493
Total non-current assets		517,736	575,387
Current assets
Trading properties	10, 22	103	336
Inventories	22	246	218
Income tax credit		626	94
Trade and other receivables	14	22,640	18,864
Investments in financial assets	13	25,196	32,116
Cash and cash equivalents	13	14,986	22,251
Total current assets		63,797	73,879
TOTAL ASSETS		581,533	649,266
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		297,754	276,663
Non-controlling interest		18,407	18,938
TOTAL SHAREHOLDERS’ EQUITY		316,161	295,601
LIABILITIES
Non-current liabilities
Borrowings	17	55,242	22,732
Lease liabilities		2,133	1,999
Deferred income tax liabilities	19	152,337	171,707
Trade and other payables	16	6,623	6,195
Provisions	18	4,352	341
Salaries and social security liabilities		90	162
Total non-current liabilities		220,777	203,136
Current liabilities
Borrowings	17	27,855	107,427
Lease liabilities		314	139
Trade and other payables	16	13,428	14,846
Income tax liabilities		715	26,330
Provisions	18	676	345
Derivative financial instruments	13	8	28
Salaries and social security liabilities		1,599	1,414
Total current liabilities		44,595	150,529
TOTAL LIABILITIES		265,372	353,665
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		581,533	649,266

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the nine and three-month periods ended March 31, 2023 and 2022
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.2023	03.31.2022	03.31.2023	03.31.2022
Revenues	20	53,876	39,759	16,273	13,554
Costs	21, 22	(18,456)	(15,239)	(5,700)	(5,242)
Gross profit		35,420	24,520	10,573	8,312
Net (loss) / gain from fair value adjustment of investment properties	8	(34,909)	(22,666)	1,039	(75,901)
General and administrative expenses	21	(7,438)	(6,363)	(2,632)	(1,872)
Selling expenses	21	(2,917)	(2,755)	(1,342)	(763)
Other operating results, net	23	(4,764)	(153)	(1,038)	(57)
(Loss) / profit from operations		(14,608)	(7,417)	6,600	(70,281)
Share of profit / (loss) of associates and joint ventures	7	1,380	(1,539)	(224)	(1,254)
(Loss) / profit before financial results and income tax		(13,228)	(8,956)	6,376	(71,535)
Finance income	24	498	590	171	216
Finance costs	24	(10,014)	(12,993)	(3,716)	(3,847)
Other financial results	24	8,127	30,098	5,029	11,943
Inflation adjustment	24	10,946	2,464	458	1,445
Financial results, net		9,557	20,159	1,942	9,757
(Loss) / profit before income tax		(3,671)	11,203	8,318	(61,778)
Income tax	19	35,439	12,298	4,660	24,765
Profit / (loss) for the period		31,768	23,501	12,978	(37,013)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		(862)	(1,397)	(381)	(368)
Revaluation deficit		(213)	-	-	-
Total other comprehensive loss for the period (i)		(1,075)	(1,397)	(381)	(368)
Total comprehensive income / (loss) for the period		30,693	22,104	12,597	(37,381)

Profit / (loss) for the period attributable to:
Equity holders of the parent		30,768	25,476	12,399	(35,518)
Non-controlling interest		1,000	(1,975)	579	(1,495)

Total comprehensive income / (loss) attributable to:
Equity holders of the parent		29,689	24,091	12,017	(35,905)
Non-controlling interest		1,004	(1,987)	578	(1,479)

Profit / (loss) per share attributable to equity holders of the parent: (ii)
Basic		38.44	31.49	15.49	(43.91)
Diluted		34.46	28.60	13.89	(43.91)

(i)
Components of other comprehensive income have no impact on income tax.
(ii)
The basic profit per share has been calculated using 800,355,749 shares at 03.31.23 and 808,894,532 shares at 03.31.22. If 800,355,749 shares as of 03.31.22 had been used for the calculation, the profit per share would be ARS 31.83. The diluted profit per share has been calculated using 892,820,724 shares as of 03.31.23 and 890,834,686 shares as of 03.31.22. If 892,820,724 shares as of 03.31.22 had been used for the calculation, the result per share would be ARS 28.53. See note 17 to the Annual Financial Statements as of June 30, 2022.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2023
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (iv)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2022	805	6	60,323	5,077	114,798	423	5,430	40,330	(10,889)	60,360	276,663	18,938	295,601
Profit for the period	-	-	-	-	-	-	-	-	-	30,768	30,768	1,000	31,768
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(1,079)	-	(1,079)	4	(1,075)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(1,079)	30,768	29,689	1,004	30,693
Assignment of results according to A.G.O.	-	-	-	-	-	-	2,679	-	44,704	(47,383)	-	-	-
Warrants exercise (ii)	-	-	-	(15)	36	-	-	-	-	-	21	-	21
Repurchase of treasury shares (iii)	(5)	5	-	-	-	-	-	-	(983)	-	(983)	-	(983)
Dividends distribution	-	-	-	-	-	-	-	-	-	(7,559)	(7,559)	(1,555)	(9,114)
Other changes in equity	-	-	-	-	-	-	-	-	(59)	-	(59)	2	(57)
Reserve for share-based payments	-	-	-	-	-	(6)	-	-	6	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(18)	-	(18)	18	-
Balance as of March 31, 2023	800	11	60,323	5,062	114,834	417	8,109	40,330	31,682	36,186	297,754	18,407	316,161

(i) Includes ARS 4 of Inflation adjustment of treasury shares. See Note 17 to the Annual Financial Statements.
(ii) As of March 31, 2023, the remaining warrants to exercise amount to 79,722,318, equivalent to the same number of shares. See Note 28 to these Financial Statements.
(iii) Related to the Shares Buyback Program approved by the Board on March 11, 2022. As of March 31, 2023 the Company has bought 9,419,623 shares. See Note 28 to these Financial Statements.
(iv) Group´s other reserves for the period ended March 31, 2023 are comprised as follows:

	Cost of treasury stock	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2022	(1,296)	7,259	878	2,329	(20,059)	(10,889)
Other comprehensive loss for the period	-	-	(865)	-	(214)	(1,079)
Total comprehensive loss for the period	-	-	(865)	-	(214)	(1,079)
Assignment of results according to A.G.O.	-	-	-	44,704	-	44,704
Repurchase of treasury shares	(983)	-	-	-	-	(983)
Other changes in equity	-	-	(59)	-	-	(59)
Reserve for share-based payments	8	-	-	-	(2)	6
Changes in non-controlling interest	-	-	-	-	(18)	(18)
Balance as of March 31, 2023	(2,271)	7,259	(46)	47,033	(20,293)	31,682

(1) Includes revaluation surplus.

 There are no cumulative unpaid dividends on preferred shares.
 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2022
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Shares to issue	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2021	657	-	2	60,115	5,079	68,854	423	4,578	40,330	77,951	(81,398)	176,591	59,666	236,257
Profit / (loss) for the period	-	-	-	-	-	-	-	-	-	-	25,476	25,476	(1,975)	23,501
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(1,385)	-	(1,385)	(12)	(1,397)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	-	(1,385)	25,476	24,091	(1,987)	22,104
Assignment of results according to A.G.O.	-	-	-	-	-	-	-	-	-	(87,660)	87,660	-	-	-
Warrants exercise	-	-	-	-	(2)	10	-	-	-	-	-	8	-	8
Repurchase of own shares	-	-	-	-	-	-	-	-	-	(67)	-	(67)	-	(67)
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	-	53	53
Dividends distribution	-	-	-	-	-	-	-	-	-	-	-	-	(186)	(186)
Incorporated by merger	-	152	-	208	-	46,085	-	852	-	(999)	(6,076)	40,222	(40,396)	(174)
Balance as of March 31, 2022	657	152	2	60,323	5,077	114,949	423	5,430	40,330	(12,160)	25,662	240,845	17,150	257,995

(i) Includes ARS 2 of Inflation adjustment of treasury shares. See Note 17 to the Annual Financial Statements.
(ii) Group’s other reserves for the period ended March 31, 2022 are comprised as follows:

	Cost of treasury stock	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2021	(731)	7,259	1,847	89,989	(20,413)	77,951
Other comprehensive loss for the period	-	-	(1,385)	-	-	(1,385)
Total comprehensive loss for the period	-	-	(1,385)	-	-	(1,385)
Assignment of results according to A.G.O.	-	-	-	(87,660)	-	(87,660)
Repurchase of treasury shares	(67)	-	-	-	-	(67)
Incorporated by merger	-	-	(33)	-	(966)	(999)
Balance as of March 31, 2022	(798)	7,259	429	2,329	(21,379)	(12,160)

(1) Includes revaluation surplus.

There are no cumulative unpaid dividends on preferred shares.
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2023 and 2022
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2023	03.31.2022
Operating activities:
Net cash generated from operations before income tax paid	15	21,880	14,893
Income tax paid		(1,578)	(427)
Net cash generated from operating activities		20,302	14,466
Investing activities:
Contributions and issuance of capital in associates and joint ventures		(20)	(282)
Acquisition and improvements of investment properties		(2,096)	(4,631)
Prepayment for investment properties purchases		(1,690)	(4,574)
Proceeds from sales of investment properties		18,271	23,406
Acquisitions and improvements of property, plant and equipment		(385)	(284)
Proceeds from sales of property, plant and equipment		2,212	-
Acquisitions of intangible assets		(70)	(43)
Dividends collected from associates and joint ventures		258	6,245
Proceeds from loans granted		1	789
Proceeds / (payment) of derivative financial instruments		14	(123)
Acquisitions of investments in financial assets		(14,743)	(17,486)
Proceeds from disposal of investments in financial assets		19,887	16,220
Interest collected		254	456
Increase in loans granted to related parties		(1)	-
Proceeds from sales of intangible assets		-	276
Net cash generated from investing activities		21,892	19,969
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		20,653	14,393
Payment of borrowings and non-convertible notes		(53,989)	(17,353)
Payment of short-term loans, net		(562)	(8,243)
Interests paid		(8,579)	(13,559)
Repurchase of non-convertible notes		-	(1,602)
Proceeds from warrants exercise		21	8
Payment of borrowings to related parties		(22)	(709)
Dividends paid		(5,245)	(186)
Payment of lease liabilities		(20)	(51)
Repurchase of treasury shares		(983)	(67)
Net cash used in financing activities		(48,726)	(27,369)
Net (decrease) / increase in cash and cash equivalents		(6,532)	7,066
Cash and cash equivalents at beginning of period		22,251	5,514
Inflation adjustment		(550)	(423)
Foreign exchange loss on cash and changes in fair value for cash equivalents		(183)	(539)
Cash and cash equivalents at end of period	13	14,986	11,618

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on May 8, 2023.

IRSA was founded in 1943, and it has engaged in diverse real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

Cresud is our direct parent company, whose main shareholders are Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A., whose final beneficiary is Eduardo Sergio Elsztain.

As of the end of these Consolidated Financial Statements, the Group owns 15 shopping malls, 6 office buildings, three hotels and an extensive land reserve for future mixed-use developments. Additionally, the Group holds a 29.91% interest in Banco Hipotecario S.A. (BHSA), which is a leading commercial bank in the provision of mortgaged loans in Argentina. BHSA's shares are listed on the BYMA.

The Group operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

Likewise, the Group manages a 6 office buildings portfolio and has majority stakes in three luxury hotels including the Libertador and Intercontinental hotels in the Autonomous City of Buenos Aires and the exclusive Llao Llao resort, in the city of San Carlos de Bariloche, in southern Argentina. Additionally, the Group participates in the development of residential properties for sale, as well as in other investments.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2022 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of nine months ended March 31, 2023 and 2022 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended March 31, 2023, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

As of March 31, 2023 (accumulated nine months)
Price variation	74%

As a consequence of the aforementioned, these financial statements as of March 31, 2023 were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2022 and March 31, 2022 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1). Certain items from prior periods have been reclassified for consistency purposes.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

IRSA Inversiones y Representaciones Sociedad Anónima

4.
Acquisitions and disposals

Significant acquisitions and disposals for the nine-month period ended March 31, 2023 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2022, are detailed in Note 4 to the Annual Financial Statements.

A.
“Della Paolera 261” floors sale

On August 17, the Company sold and transferred one floor of the tower “261 Della Paolera” for a total leasable area of approximately 1,184 square meters and 8 parking spaces located in the building. The transaction price was set at approximately USD 12.6 million (USD/square meters 10,60), which had already been paid.

On February 28, 2023, the deed for the sale of 2 floors with a total of 2,394 square meters, 18 parking spaces, and 4 complementary units of the aforementioned building was signed. The transaction price was set at USD 22.5 million, which had already been paid.

On March 28, 2023, the deed for the sale of 5 floors with a total of 5,922 square meters, 49 parking spaces, and 10 complementary units of the same building was signed. The transaction price was set at USD 58.7 million, which had already been paid.

B.
Córdoba barter transaction

On August 18, 2022, the transfer of ownership was made for the barter of the property "Lot 16" located in the province of Córdoba, whose commitment had been celebrated on May 17, 2016. The price of the transaction was USD 2 million, and in exchange, the client assumes the commitment and the obligation to transfer, under the horizontal property regime, future real estate consisting of functional units (apartments) and complementary units (storage rooms), whose construction and completion will be at its sole expense.

C.
Zetol – Sell of plot and Boating Trust interest

On November 23, 2022, Zetol sold the property number 46,931 located in Ciudad de la Costa, department of Canelones, to the Boating Trust for an amount of USD 8 million. The form of payment was the equivalent of USD 6 million in units and USD 2 million remains as an account receivable.

The units were delivered to the Maneiro family as partial cancellation of the debt that Liveck maintains with them for the purchase of the shares of Zetol.

Later that day, a novation agreement was made between Zetol and the Trust, substituting the receivable of USD 2 million that Zetol had for the sale of the plot, becoming trustor and beneficiary of the trust that will carry out the real estate development. Due to this, Zetol has the right to receive the net proceeds from the sale of units, equivalent to 791.7 square meters. Such a contract has established a minimum amount to be received.

D.
Purchase of property on Paseo Colón Avenue

The Company purchased by public auction from the Government of the Autonomous City of Buenos Aires (hereinafter "GCABA"), a property located at 245 Paseo Colón Avenue and 12 parking spaces located at 275 Paseo Colón Avenue. The property, with potential for mixed uses, has 13 floors of offices in a covered area of approximately 13,700 m2 and an underground parking area. The purchase price was ARS 1,435 million, which was paid in full. On March 7th, 2023, the property was awarded.

As of the date of these financial statements, possession and the signing of the title transfer deed are pending. Simultaneously with the deed, the Company is obligated to sign a loan agreement with GCABA, which will maintain possession of the property free of charge for a period of 18 months (with the option to require a 6-month extension with a lease agreement), in accordance with the conditions agreed upon in the auction.

IRSA Inversiones y Representaciones Sociedad Anónima

As of the date of the financial statements, and since possession and the title deed of the property have not yet been granted, the amount paid was accounted for in the item "Advances to suppliers”.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2022 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost).

6.
Segment information

Segment information was prepared and classified according to the business in which the Group operates, they were described in Note 6 to the Annual Financial Statements.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the periods ended March 31, 2023 and 2022:

	Nine months ended March 31, 2023
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income and other comprehensive income / statement of financial position
Revenues	43,529	(252)	10,599	-	53,876
Costs	(7,782)	119	(10,793)	-	(18,456)
Gross profit / (loss)	35,747	(133)	(194)	-	35,420
Net loss from fair value adjustment of investment properties	(35,784)	875	-	-	(34,909)
General and administrative expenses	(7,507)	37	-	32	(7,438)
Selling expenses	(2,933)	16	-	-	(2,917)
Other operating results, net	(4,812)	(19)	99	(32)	(4,764)
Loss from operations	(15,289)	776	(95)	-	(14,608)
Share of profit of associates and joint ventures	1,925	(545)	-	-	1,380
Segment loss	(13,364)	231	(95)	-	(13,228)
Reportable assets	514,119	(3,184)	-	70,598	581,533
Reportable liabilities	-	-	-	(265,372)	(265,372)
Net reportable assets	514,119	(3,184)	-	(194,774)	316,161

	Nine months ended March 31, 2022
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income and other comprehensive income / statement of financial position
Revenues	31,939	(325)	8,176	(31)	39,759
Costs	(6,957)	123	(8,404)	(1)	(15,239)
Gross profit / (loss)	24,982	(202)	(228)	(32)	24,520
Net loss from fair value adjustment of investment properties	(24,932)	2,266	-	-	(22,666)
General and administrative expenses	(6,451)	19	-	69	(6,363)
Selling expenses	(2,751)	(4)	-	-	(2,755)
Other operating results, net	(198)	-	82	(37)	(153)
Loss from operations	(9,350)	2,079	(146)	-	(7,417)
Share of (loss) / profit of associates and joint ventures	(145)	(1,394)	-	-	(1,539)
Segment loss	(9,495)	685	(146)	-	(8,956)
Reportable assets	534,525	(3,375)	-	64,503	595,653
Reportable liabilities	-	-	-	(337,661)	(337,661)
Net reportable assets	534,525	(3,375)	-	(273,158)	257,992

IRSA Inversiones y Representaciones Sociedad Anónima

(1)
Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2)
Includes amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). Includes deferred income tax assets, income tax credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 25 as of March 31, 2022.

Below is a summarized analysis of the segments from the Group for the periods ended March 31, 2023 and 2022:

	Nine months ended March 31, 2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	28,073	2,908	2,750	9,249	549	43,529
Costs	(1,937)	(241)	(748)	(4,411)	(445)	(7,782)
Gross profit	26,136	2,667	2,002	4,838	104	35,747
Net loss from fair value adjustment of investment properties	(10,518)	(4,435)	(20,746)	-	(85)	(35,784)
General and administrative expenses	(3,686)	(417)	(1,362)	(1,401)	(641)	(7,507)
Selling expenses	(1,351)	(57)	(850)	(611)	(64)	(2,933)
Other operating results, net	(239)	(39)	(572)	(114)	(3,848)	(4,812)
Profit / (loss) from operations	10,342	(2,281)	(21,528)	2,712	(4,534)	(15,289)
Share of profit of associates and joint ventures	-	-	-	-	1,925	1,925
Segment profit / (loss)	10,342	(2,281)	(21,528)	2,712	(2,609)	(13,364)

Investment properties and trading properties	149,733	100,083	227,212	-	655	477,683
Investment in associates and joint ventures	-	-	-	-	21,976	21,976
Other operating assets	447	89	5,602	7,129	1,193	14,460
Operating assets	150,180	100,172	232,814	7,129	23,824	514,119

	Nine months ended March 31, 2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	21,517	4,194	603	5,494	131	31,939
Costs	(2,045)	(343)	(742)	(3,075)	(752)	(6,957)
Gross profit / (loss)	19,472	3,851	(139)	2,419	(621)	24,982
Net (loss) / gain from fair value adjustment of investment properties	(18,932)	(26,228)	20,048	-	180	(24,932)
General and administrative expenses	(3,442)	(985)	(688)	(950)	(386)	(6,451)
Selling expenses	(1,140)	(212)	(909)	(435)	(55)	(2,751)
Other operating results, net	(243)	(78)	(16)	(20)	159	(198)
(Loss) / profit from operations	(4,285)	(23,652)	18,296	1,014	(723)	(9,350)
Share of loss of associates and joint ventures	-	-	-	-	(145)	(145)
Segment (loss) / profit	(4,285)	(23,652)	18,296	1,014	(868)	(9,495)

Investment properties and trading properties	138,858	150,117	206,027	-	835	495,837
Investment in associates and joint ventures	-	-	-	-	19,243	19,243
Other operating assets	531	4,717	4,852	7,148	2,197	19,445
Operating assets	139,389	154,834	210,879	7,148	22,275	534,525

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the nine-month period ended March 31, 2023 and for the year ended June 30, 2022 were as follows:

	March 31, 2023	June 30, 2022
Beginning of the period / year	28,085	34,721
Increase of equity interest and capital contributions	44	1,803
Share of profit / (loss)	1,380	(618)
Currency translation adjustment	(31)	(824)
Dividends	(258)	(6,245)
Others	-	(752)
End of the period / year (i)	29,220	28,085

(i)
As of June 30, 2022 includes ARS (14), reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).

IRSA Inversiones y Representaciones Sociedad Anónima

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	March 31, 2023	June 30, 2022	March 31, 2023	June 30, 2022	March 31, 2023	March 31, 2022
Associates
New Lipstick	49.96%	49.96%	244	249	(6)	230
BHSA	29.91%	29.91%	18,294	16,833	1,461	(161)
Quality	50.00%	50.00%	6,105	6,719	(658)	(1,395)
La Rural S.A.	50.00%	50.00%	1,042	423	627	62
GCDI (former TGLT S.A.) (1)	27.82%	27.82%	1,266	1,416	(150)	(709)
Other joint ventures	N/A	N/A	2,269	2,445	75	(225)
Total associates and joint ventures			29,220	28,085	1,349	(2,198)

Below is additional information about the Group’s investments in associates and joint ventures:

				Latest financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	(Loss) / profit for the period	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	-	(*) (2)	(*) (43)
BHSA	Argentina	Financial	448,689,072	(**) 1,500	(**) 4,885	(**) 59,312
Quality	Argentina	Real estate	101,126,564	2,843	(1,317)	11,943
La Rural SA	Argentina	Organization of events	714,998	1	598	1,516
GCDI (former TGLT S.A.) (1)	Argentina	Real estate	257,330,595	915	(2,458)	4,590

(*)
Amounts in millions of US Dollars under US GAAP.
(**)
Information as of March 31, 2023 according to IFRS.
(1)
See note 8 to the Annual Financial Statements as of June 30, 2022.

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2023 and for the year ended June 30, 2022 were as follows:

	Nine months ended March 31, 2023		Year ended June 30, 2022
	Nivel 2	Nivel 3	Nivel 2	Nivel 3
Fair value at the beginning of the period / year	363,231	147,578	267,295	255,781
Additions	738	1,348	12,825	3,574
Capitalized leasing costs	11	27	40	33
Amortization of capitalized leasing costs (i)	(13)	(11)	(63)	(16)
Transfers	1,646	719	108,591	(110,256)
Disposals	(18,334)	-	(50,709)	-
Currency translation adjustment	(12)	-	(59)	-
Net (loss) / gain from fair value adjustment (ii)	(25,271)	(9,638)	25,311	(1,538)
Fair value at the end of the period / year	321,996	140,023	363,231	147,578

(i)
Amortization charges of capitalized leasing costs were recognized in "General and administrative expenses" in the Statement of Income (Note 21).
(ii)
For the nine-month period ended March 31, 2023, the net loss from fair value adjustment of investment properties was ARS 34,909. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:
a)
gain of ARS 9,551 as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
b)
positive impact of ARS 56,335 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
c)
an increase of 140 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of ARS 10,210.
d)
Additionally, due to the impact of the inflation adjustment, ARS 66,852 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.
e)
The value of our office buildings and other rental properties measured in real terms decreased by 12,15% during the nine-month period ended as of March 31, 2023, due to the variation of the implicit exchange rate. Likewise, there is an impact for the sales of the period.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is the balance by type of investment property of the Group for the nine-month period ended March 31, 2023 and for the year ended June 30, 2022:

	03.31.2023	06.30.2022
Shopping Malls	148,629	156,994
Offices and other rental properties	109,068	129,469
Undeveloped parcels of land	203,643	222,852
Properties under development	256	988
Others	423	506
Total	462,019	510,809

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	03.31.2023	03.31.2022
Rental and services income (Note 20)	42,182	34,030
Direct operating expenses	(13,467)	(11,592)
Development expenses	(152)	(386)
Net realized gain from fair value adjustment of investment properties (i)	9,767	9,602
Net unrealized loss from fair value adjustment of investment properties	(44,676)	(32,268)

(i)
As of March 31, 2023 corresponds ARS 360 to the realized result from fair value adjustment for the period ((ARS 47) for the sale of parking spaces of Libertador 498 and ARS 407 for the sale of floors of Catalinas Building) and ARS 9,407 for realized result from fair value adjustment made in previous years (ARS 117 for the sale of parking spaces of Libertador 498 and ARS 9,290 for the sale of floors of Catalinas Building). As of March 31, 2022, (ARS 5,205) corresponds to the result for changes in the fair value realized for the period ((ARS 178) for the sale of Casona Hudson, (ARS 39) for the sale of the Merlo Land, (ARS 43) for the sale of the Mariano Acosta Land, (ARS 186) for the sale of parking spaces of Libertador 498 and ARS (4,759) for the sale of floors of Catalinas Building) and ARS 14,807 for the result of changes in fair value made in previous years (ARS 208 for the sale of Casona Hudson, ARS 184 for the sale of the Merlo Land, ARS 174 for the sale of the Mariano Acosta Land, ARS 382 for the sale of parking spaces of Libertador 498 and ARS 13,859 for the sale of floors of Catalinas Building).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

On December 21, 2021, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as "Solares de Santa María", located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: "U73 - Public Park and Costa Urbana Urbanization", which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

The Company will have a construction capacity of approximately 895,000 sqm, which will drive growth for the coming years through the development of mixed-use projects

IRSA will allocate 50.8 hectares for public use, which represents approximately 71% of the total area of the property to the development of public green spaces and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund (FODUS) and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, to which the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) will also be contributed

Likewise, the Company will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

“Costa Urbana” will change the landscape of Buenos Aires City, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

IRSA Inversiones y Representaciones Sociedad Anónima

On October 29, 2021, the company was notified of the protective action lawsuit filed in relation to the property, in which it was argued that there were nullities that affected the approval process of the Urban Development Agreement (UDA). Later, the lawsuit was expanded, challenging additional issues proposed in the UDA. The Company proceeded to answer the notification on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the protective petition, which was appealed by the Company and the Government of the Autonomous City of Buenos Aires. On March 6, 2023, the Administrative, Tax and Consumer Relations Litigation- Room IV revoked the first instance ruling and dismissed the lawsuit. Since the ruling was not appealed, the case has concluded and as of the date, the Company has no ongoing legal proceedings related to the Costa Urbana project.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2023 and for the year ended June 30, 2022 were as follows:

	Nine months ended March 31, 2023				Year ended June 30, 2022
	Buildings and facilities	Machinery and equipment	Others	Total	Total
Costs	23,294	7,297	1,652	32,243	29,038
Accumulated depreciation	(10,176)	(6,886)	(1,265)	(18,327)	(17,197)
Net book amount at the beginning of the period / year	13,118	411	387	13,916	11,841
Additions	293	61	31	385	583
Disposals	(2,734)	-	-	(2,734)	(5)
Currency translation adjustment	-	-	(3)	(3)	(5)
Transfers	(2,593)	15	-	(2,578)	2,632
Depreciation charges (i)	(587)	(172)	(52)	(811)	(1,130)
Balances at the end of the period / year	7,497	315	363	8,175	13,916
Costs	18,260	7,373	1,680	27,313	32,243
Accumulated depreciation	(10,763)	(7,058)	(1,317)	(19,138)	(18,327)
Net book amount at the end of the period / year	7,497	315	363	8,175	13,916

(i)
As of March 31, 2023, depreciation charges of property, plant and equipment were recognized as follows: ARS 587 in "Costs", ARS 221 in "General and administrative expenses" and ARS 3 in "Selling expenses", respectively in the Statement of Income and Other Comprehensive Income (Note 21).

10.
Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2023 and for the year ended June 30, 2022 were as follows:

	Nine months ended March 31, 2023				Year ended June 30, 2022
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	345	2,837	2,450	5,632	5,021
Additions	-	111	115	226	885
Currency translation adjustment	-	(64)	-	(64)	(274)
Disposals	(4)	(343)	(28)	(375)	-
End of the period / year	341	2,541	2,537	5,419	5,632
Non-current				5,316	5,296
Current				103	336
Total				5,419	5,632

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2023 and for the year ended June 30, 2022 were as follows:

	Nine months ended March 31, 2023				Year ended June 30, 2022
	Goodwill	Information systems and software	Contracts and others	Total	Total
Costs	386	2,297	6,009	8,692	9,403
Accumulated amortization	-	(1,926)	(881)	(2,807)	(2,547)
Net book amount at the beginning of the period / year	386	371	5,128	5,885	6,856
Additions	-	70	406	476	179
Disposals	-	-	-	-	(820)
Impairment	-	-	-	-	(70)
Amortization charges (i)	-	(240)	(14)	(254)	(260)
Balances at the end of the period / year	386	201	5,520	6,107	5,885
Costs	386	2,367	6,415	9,168	8,692
Accumulated amortization	-	(2,166)	(895)	(3,061)	(2,807)
Net book amount at the end of the period / year	386	201	5,520	6,107	5,885

(i)
As of March 31, 2023, amortization charges were recognized in the amount of ARS 153 in "Costs" and ARS 101 in "General and administrative expenses", in the Statement of Income and Other Comprehensive Income (Note 21).

12.
Right-of-use assets

The Group’s right-of-use assets as of March 31, 2023 and June 30, 2022 are the following:

	March 31, 2023	June 30, 2022
Real Estate	383	30
Machinery and equipment	-	3
Convention center	2,048	2,130
Total Right-of-use assets	2,431	2,163
Non-current	2,431	2,163
Total	2,431	2,163

The depreciation charge of the right-of use-assets is detailed below:

	March 31, 2023	March 31, 2022
Real Estate	89	74
Others	5	22
Total depreciation of right-of-use assets (i)	94	96

(i)
As of March 31, 2023, amortization charges were recognized as follows: ARS 87 in "Costs", ARS 2 in "General and administrative expenses" and ARS 5 in "Selling expenses", respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

13.
Financial instruments by category

This note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 14 to the Annual Financial Statements. Financial assets and financial liabilities as of March 31, 2023 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
March 31, 2023
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	18,712	-	-	18,712	7,822	26,534
Investments in financial assets:
- Public companies’ securities	-	3,260	-	3,260	-	3,260
- Mutual funds	-	15,381	-	15,381	-	15,381
- Bonds	-	6,988	-	6,988	-	6,988
- Others	495	454	-	949	-	949
Cash and cash equivalents:
- Cash at bank and on hand	3,751	-	-	3,751	-	3,751
- Short-term investments	-	11,235	-	11,235	-	11,235
Total assets	22,958	37,318	-	60,276	7,822	68,098

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2
March 31, 2023
Liabilities as per Statement of Financial Position
Trade and other payables	5,810	-	-	5,810	14,241	20,051
Borrowings	83,097	-	-	83,097	-	83,097
Derivative financial instruments:
- Foreign-currency future contracts	-	5	-	5	-	5
- Bond futures	-	3	-	3	-	3
Total liabilities	88,907	8	-	88,915	14,241	103,156

Financial assets and financial liabilities as of June 30, 2022 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
June 30, 2022
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	21,000	-	-	21,000	6,902	27,902
Investments in financial assets:
- Public companies’ securities	-	2,344	-	2,344	-	2,344
- Mutual funds	-	24,156	-	24,156	-	24,156
- Bonds	-	6,629	-	6,629	-	6,629
- Others	17	463	-	480	-	480
Cash and cash equivalents:
- Cash at bank and on hand	17,441	-	-	17,441	-	17,441
- Short term investments	-	4,810	-	4,810	-	4,810
Total assets	38,458	38,402	-	76,860	6,902	83,762

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2
June 30, 2022
Liabilities as per Statement of Financial Position
Trade and other payables	7,733	-	-	7,733	13,308	21,041
Borrowings	130,159	-	-	130,159	-	130,159
Derivative financial instruments:
- Swaps	-	-	28	28	-	28
Total liabilities	137,892	-	28	137,920	13,308	151,228

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 instruments are no different from those used as of June 30, 2022.

As of March 31, 2023, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 instruments. Details of such models are presented in the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range

Derivative financial instruments – Swaps	Theoretical price	Underlying asset price and volatility	Level	-

14.
Trade and other receivables

Group’s trade and other receivables as of March 31, 2023 and June 30, 2022 are as follows:

	March 31, 2023	June 30, 2022
Sale, leases and services receivables	11,581	13,954
Less: Allowance for doubtful accounts	(1,081)	(1,486)
Total trade receivables	10,500	12,468
Borrowings, deposits and others	7,380	7,560
Advances to suppliers	3,294	1,597
Tax receivables	1,438	1,628
Prepaid expenses	524	590
Long-term incentive plan	1	1
Dividends	117	355
Others	2,199	2,217
Total other receivables	14,953	13,948
Total trade and other receivables	25,453	26,416
Non-current	2,813	7,552
Current	22,640	18,864
Total	25,453	26,416

IRSA Inversiones y Representaciones Sociedad Anónima

Movements on the Group’s allowance for doubtful accounts were as follows:

	March 31, 2023	June 30, 2022
Beginning of the period / year	1,486	2,430
Additions (i)	130	435
Recovery (i)	(93)	(491)
Exchange rate differences	238	127
Receivables written off during the period/year as uncollectible	-	(21)
Inflation adjustment	(680)	(994)
End of the period / year	1,081	1,486

(i)
Additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 21).

15.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2023 and 2022:

	Note	Nine months ended March 31, 2023	Nine months ended March 31, 2022
Profit for the period		31,768	23,501
Adjustments for:
Income tax	19	(35,439)	(12,298)
Amortization and depreciation	21	1,183	1,180
Loss from disposal of property, plant and equipment		553	-
Net loss from fair value adjustment of investment properties		34,909	22,666
Gain from disposal of trading properties		(1,970)	-
Realization of currency translation adjustment		(346)	-
Net gain from disposal of intangible assets		-	(190)
Financial results, net		(11,967)	(23,760)
Provisions and allowances		6,863	1,729
Share of (profit) / loss of associates and joint ventures	7	(1,380)	1,539
Changes in operating assets and liabilities:
Increase in inventories		(86)	(14)
Decrease / (increase) in trading properties		103	(194)
Decrease / (increase) in trade and other receivables		338	(174)
(Decrease) / increase in trade and other payables		(2,728)	1,322
Increase / (decrease) in salaries and social security liabilities		115	(272)
Decrease in provisions		(36)	(142)
Net cash generated from operating activities before income tax paid		21,880	14,893

The following table presents a detail of significant non-cash transactions occurred in the nine-month periods ended March 31, 2023 and 2022:

	Nine months ended March 31, 2023	Nine months ended March 31, 2022
Increase of intangible assets through an increase of trade and other payables	-	8
Decrease in investment properties through an increase in property, plant and equipment	15	2,672
Decrease in lease liabilities through a decrease in trade and other receivables	-	6
Increase in intangible assets through a decrease in trading properties	406	-
Increase in intangible assets through an increase salaries and social security liabilities	-	35
Currency translation adjustment and other comprehensive income	1,075	1,397
Increase in investment properties through an increase in trade and other payables	28	321
Increase in investments in associates through a decrease in investments in financial assets	-	1,506
Issuance of NCN	37,113	-
Decrease in investments in financial assets through a decrease in trade and other payables	297	-
Decrease in dividends receivables through an increase in investments in financial assets	8	-
Increase in right-of-use assets through an increase of lease liabilities	362	-
Decrease in property, plant and equipment through an increase of revaluation surplus	213	-
Decrease in investment properties through a decrease in investments in financial assets	63	-
Decrease in property, plant and equipment through an increase in investment properties	2,593	-
Decrease in Shareholders’ Equity through a decrease in investments in financial assets	2,500	-
Decrease in Shareholders’ Equity through a decrease in trade and other receivables	1,369	-
Increase in investments in associates and joint ventures through a decrease in trade and other receivables	24	-

IRSA Inversiones y Representaciones Sociedad Anónima

16.
Trade and other payables

Group’s trade and other payables as of March 31, 2023 and June 30, 2022 were as follows:

	March 31, 2023	June 30, 2022
Customers´ advances (*)	6,740	6,341
Trade payables	2,151	2,785
Accrued invoices	1,744	2,053
Admission fees	5,720	4,485
Other income to be accrued	155	167
Tenant deposits	94	117
Total trade payables	16,604	15,948
Taxes payable	1,626	2,315
Other payables	1,821	2,778
Total other payables	3,447	5,093
Total trade and other payables	20,051	21,041
Non-current	6,623	6,195
Current	13,428	14,846
Total	20,051	21,041

(*) As of March 31, 2023 mainly corresponds to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

17.
Borrowings

The breakdown of the Group’s borrowings as of March 31, 2023 and June 30, 2022 was as follows:

	Total as of March 31, 2023	Total as of June 30, 2022	Fair value as of March 31, 2023	Fair value as of June 30, 2022
NCN	72,911	115,324	72,815	108,697
Bank loans	22	1,763	22	1,773
Bank overdrafts	7,701	10,225	7,701	10,225
Other borrowings	1,391	1,768	1,391	1,768
AABE Debt	702	705	702	705
Loans with non-controlling interests	370	374	370	374
Total borrowings	83,097	130,159	83,001	123,542
Non-current	55,242	22,732
Current	27,855	107,427
Total	83,097	130,159

Series XIV Notes

As a consequence of the regulations established by the BCRA, on July 6, 2022, the company completed the exchange of its Series II Notes, originally issued by IRSA CP, in an aggregate principal amount of USD 360 million, maturing on March 23, 2023. On July 6, 2022, the expiration of the exchange was announced, USD 239 million of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, the exchange offer was settled, the new Series XIV Notes were issued for an amount of USD 171.2 million and the Series II Notes were partially canceled, the outstanding principal amount is USD 121 million.

The exchange offered two alternatives:

-Option A: Cash payment for up to 30% of the total amount of participation in the exchange, and the difference to complete the exchanged face value, in Series XIV Notes with a premium of 1,015 times. For each USD 1,000 tendered, the bondholder received USD 493.18 million in cash and USD 514.42 million in Series XIV Notes. Under Option A, 60.83% of the notes were accepted.

IRSA Inversiones y Representaciones Sociedad Anónima

-Option B: For each USD 1,000 of Series II Notes the bondholder received 1,030 of Series XIV Notes. Under Option B, 39.17% of the notes were accepted.

In both options, the interest accrued as of the settlement date was paid.

Series XIV Notes were issued under New York Law, will mature on June 22, 2028 and will accrue interest at a fixed rate of 8.75%, with interest payable semi-annually on June 22 and December 22 of each year, until expiration. Amortization will be in annual installments payable on June 22 of each year, each for 17.5% from 2024 to 2027 and the remaining 30% on June 22, 2028. The issue price was 100%.

On the exchange settlement date, the Series II Notes were partially cancelled, leaving an outstanding amount of USD 121 million. On February 8, 2023, the Series II Notes were redeemed and paid (see "Series II Notes Redemption").

Series XV and XVI Notes

On January 31, 2023, IRSA issued new Notes for a total amount of USD 90.0 million.

●
Series XV: for USD 61.75 million at a fixed rate of 8.0%, with semi-annual payments. The principal will be paid at maturity on March 25, 2025. The price of issuance was 100.0% of the nominal value.

●
Series XVI: for USD 28.25 million at a fixed rate of 7.0%, with semi-annual payments. The principal will be paid at maturity on July 25, 2025. The price of issuance was 100.0% of the nominal value. USD 5.07 million were subscribed in cash and USD 23.18 million in kind with Series IX Notes (Nominal Value USD 22.5 million) (see “Series IX Notes Redemption).

Series II Notes Redemption

On February 3, 2023, the Company notified the holders of Series II Notes of the redemption in accordance with the terms and conditions of the Series II Notes and the provisions of the Trust Agreement entered into on March 23, 2016 and its addendum May 16, 2022 between the Company, The Bank of New York Mellon (formerly The Bank of New York), as trustee, co-registrar agent, principal paying agent and transfer agent (the “Trustee”) and Banco Santander Argentina S.A., as representative of the Trustee in Argentina (“Trust Agreement”), under which the Series II Notes are issued for a current and outstanding amount of USD 121 million. The redemption was carried out on February 8, 2023. The redemption price was 100% of the face value of each current and outstanding Series II Notes, plus accrued and unpaid interest, prior settlement in the exchange market of funds received from the issuance of Series XV and XVI Notes (see " Series XV and XVI Notes ").

Series IX Notes Partial Cancellation

On February 6, 2023, and regarding the issuance of Series XVI Notes, which were partially subscribed with Series IX Notes, the Company announced the partial cancellation of the Notes detailed below:

●
Series IX Notes:

Issuance Date: November 12, 2020

Maturity Date: March 1, 2023

Nominal Value originally issued: USD 81 million

Nominal Value to be cancelled: USD 22.5 million

Nominal Value under circulation: USD 58 million

Series IX Notes Redemption

On February 10, 2023, the Company informed the holders of Series IX Notes of the redemption in accordance with the terms and conditions detailed in the Offering Memorandum dated October 22, 2020, for an outstanding amount in circulation of USD 58 million (see " Series IX Notes Partial Cancellation "). The redemption was carried out on February 17, 2023. The redemption price was 100% of the face value of the Series II Notes, plus accrued and unpaid interest, as of the date set for redemption, subject to settlement in the foreign exchange market of funds received from the issuance of Series XV and XVI Notes (see " Series XV and XVI Notes ").

IRSA Inversiones y Representaciones Sociedad Anónima

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Nine months ended March 31, 2023			Year ended June 30, 2022
	Legal claims	Investments in associates and joint ventures (ii)	Total	Total
Beginning of period / year	672	14	686	745
Additions (i)	5,333	-	5,333	594
Share of profit of associates	-	(14)	(14)	(7)
Recovery (i)	(146)	-	(146)	(138)
Used during the period / year	(36)	-	(36)	(169)
Inflation adjustment	(795)	-	(795)	(339)
End of period / year	5,028	-	5,028	686
Non-current			4,352	341
Current			676	345
Total			5,028	686

(i) Additions and recovery of legal claims are included in "Other operating results, net". As of March 31, 2023 it includes the provision for the IDBD´s lawsuit.
(ii) Corresponds to investments in Puerto Retiro, a joint venture which had negative equity as of June 30, 2022.

IDBD

As indicated in Note 1 to the Annual Consolidated Financial Statements as of June 30, 2022, the Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million.

On January 30, 2023, a copy of the lawsuit was sent to The Company and we are evaluating the legal defense alternatives for the Company's interests. The sum of NIS 70 million, equivalent to ARS 4,071 million, was accounted for in provisions in these financial statements.

19.
Taxes

The details of the Group’s income tax, is as follows:
	March 31, 2023	March 31, 2022
Current income tax (i)	15,942	(12,124)
Deferred income tax	19,497	24,422
Income tax	35,439	12,298

(i)
Includes the reversal of provision for income tax. See “Submission of income tax presentation”.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the nine-month periods ended March 31, 2023 and 2022:

	Nine months ended March 31, 2023	Nine months ended March 31, 2022
Loss / (profit) for the period at tax rate applicable in the respective countries	1,319	(3,281)
Permanent differences:
Share of profit of associates and joint ventures	(204)	(335)
Unrecognized tax loss carryforwards	(3,663)	9,786
Difference between provision and tax return	3,998	582
Inflation adjustment permanent difference	16,190	19,053
Non-taxable profit, non-deductible expenses and others	15,861	(1,399)
Tax inflation adjustment	1,938	(12,108)
Income tax	35,439	12,298

The gross movement in the deferred income tax account is as follows:

	March 31, 2023	June 30, 2022
Beginning of period / year	(171,575)	(195,069)
Revaluation surplus reserve	-	(432)
Deferred income tax charge	19,497	23,926
End of period / year	(152,078)	(171,575)
Deferred income tax assets	259	132
Deferred income tax liabilities	(152,337)	(171,707)
Deferred income tax liabilities, net	(152,078)	(171,575)

Submission of income tax presentation

Dated November 15, 2021 IRSA CP hereinafter "the taxpayer", which according to what is detailed in the Note. 4.C to the Consolidated Financial Statements as of June 30, 2022 has been absorbed by the Company, filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2021 applying the systemic and comprehensive inflation adjustment mechanism as detailed: restating tax amortizations according to articles 87 and 88; updating the computable cost of real estate acquired or built prior to July 1, 2018 and sold in this fiscal year under the terms of article 63; updating the loss of the fiscal period 2018, until the limit of the tax result of the exercise, following the methodology provided in article 25 and updating the costs of inventories as established in article 59, all articles mentioned belong to the income tax law (ordered text in 2019).

In the same sense, on November 16, 2022, IRSA filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2022, applying the same systematic and comprehensive inflation adjustment mechanism mentioned in the previous paragraph updating accumulated losses.

The non-application of the aforementioned mechanisms would have implied that the tax to be paid amounted to ARS 1,377 in the fiscal year 2021 and ARS 11,892 in the fiscal year 2022, in this way the effective rate to be paid would have consumed a substantial portion of the income obtained by the taxpayer exceeding the reasonable limit of taxation, being configured in the opinion of the taxpayer and his tax and legal advisors an assumption of confiscation, an assumption that at the date of issuance of these financial statements has not been validated or challenged by the Argentine Tax Authority or by higher courts. Together with the aforementioned income tax presentations, a multinote form was presented in which the application of the mechanisms was reported, arguing that the effective tax rate would represent a percentage that would exceed the reasonable limits of taxation, setting up a situation of confiscation, in violation of art. 17 of the National Constitution (according to doctrine of the judgment "Candy S.A. c/AFIP and another a/ protection action", judgment of 07/03/2009, Judgments 332:1571, and subsequent precedents).

The aforementioned legal doctrine of the Supreme Court of Justice is fully applicable to the particular case of IRSA, since the application of the regulations that do not allow the application of the integral and systematic inflation adjustment would prevent, as happened in the "Candy case", recognizing the totality of the inflationary effect in its tax balance causing the company to pay taxes on fictitious income.

IRSA Inversiones y Representaciones Sociedad Anónima

As of the date of issuance of these Financial Statements, there are new jurisprudential precedents in line with the position of the Company and the “Candy” judgment mentioned above. Thus, at the end of October 2022, the Supreme Court of Justice, in the “Telefónica de Argentina S.A. and another c/ EN – AFIP – DGI s/ Dirección General Impositiva” judgment ratified the opinion of the Attorney General of the Nation issued in the “Complaint Appeal No. 1, Telefónica de Argentina S.A. and Other c/ EN-AFIP DGI s/ Dirección General Impositiva” maintaining the inadmissibility of a tax that results confiscatory for the taxpayer in its application.

Considering the foregoing, the Company's Board of Directors together with its legal and tax advisors re-evaluated during the present period the accounting decision taken at the end of the previous fiscal year 2021, in light of the new elements of judgment, and concluded that all the existing evidence and, in particular, the last sentence of the Supreme Court of Justice of the Nation, mentioned in the previous paragraph, configure a position of favorability greater than a position of rejection in higher instances in the face of a possible controversy with the Argentine Tax Authority. For all the detailed reasons, they have decided, following the guidelines established by the IFRS, to reverse the provision for the aforementioned tax registered as of June 30, 2022 and 2021 for $13,979 million, their provisioned interest accounted at the closing of the Annual Financial Statements for ARS 366 million and register in the deferred income tax, the updating of the remaining losses, aligning the accounting treatment with the tax criteria duly presented.

Notwithstanding, IRSA did not recognize assets for deferred income tax (loss) for ARS 3,579 for fiscal year 2023, as detailed below.

The Group analyzes the recoverability of its deferred tax assets when there are events or changes in circumstances that imply a potential indication of revaluation or devaluation. The value in use is determined on the basis of projected tax cash flows.

The aforementioned cash flows are prepared based on estimates regarding the future behavior of certain variables that are sensitive in determining the recoverable value, among which are: (i) sales projections; (ii) expense projections; (iii) macroeconomic variables such as growth rates, inflation rates, exchange rates, among others.

As previously mentioned, during this period, the Company reassessed its position regarding the eventual tax controversy and reversed the originally recognized liability. Such reassessment also implied the need to analyze the recoverability of the losses that originate from the application of the methodology mentioned. The Company prepared its tax projections and considering, among other aspects, that these assets have a legal prescription period, that estimates include assumptions with high volatility and instability due to the current macroeconomic context where it carries out its business, that the consumption or not of this tax asset is also associated with possible sales of real estate whose realization is uncertain, the Company has decided for a prudential criterion to keep it provisioned, until the moment in which the aforementioned variables stabilize and the projected scenarios are consolidated, in order to avoid recognizing uncertain assets and whose recoverability is highly volatile and tied to elements beyond their control.

IRSA Inversiones y Representaciones Sociedad Anónima

20.
Revenues

	Nine months ended March 31, 2023	Nine months ended March 31, 2022
Base rent	15,071	12,882
Contingent rent	11,513	10,432
Admission rights	2,476	1,750
Parking fees	1,220	717
Commissions	658	486
Property management fees	275	295
Others	283	194
Averaging of scheduled rent escalation	87	(918)
Rentals and services income	31,583	25,838
Revenue from hotels operation and tourism services	9,247	5,491
Sale of trading properties	2,447	238
Total revenues from sales, rentals and services	43,277	31,567
Expenses and collective promotion fund	10,599	8,192
Total revenues from expenses and collective promotion funds	10,599	8,192
Total Group’s revenues	53,876	39,759

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of March 31, 2023	Total as of March 31, 2022
Cost of sale of goods and services	1,193	-	-	1,193	518
Salaries, social security costs and other personnel expenses	6,280	3,175	475	9,930	8,247
Depreciation and amortization	827	348	8	1,183	1,180
Fees and payments for services	314	1,002	697	2,013	1,613
Maintenance, security, cleaning, repairs and others	4,951	539	6	5,496	5,105
Advertising and other selling expenses	3,117	3	211	3,331	1,975
Taxes, rates and contributions	1,212	311	1,454	2,977	3,387
Director´s fees	-	1,639	-	1,639	1,342
Leases and service charges	230	116	6	352	471
Allowance for doubtful accounts, net	-	-	37	37	15
Other expenses	332	305	23	660	504
Total as of March 31, 2023	18,456	7,438	2,917	28,811	-
Total as of March 31, 2022	15,239	6,363	2,755	-	24,357

22.
Cost of goods sold and services provided

	Total as of March 31, 2023	Total as of March 31, 2022
Inventories at the beginning of the period	5,850	5,226
Purchases and expenses	18,710	15,990
Currency translation adjustment	(64)	(263)
Disposals	(375)	-
Inventories at the end of the period	(5,665)	(5,714)
Total costs	18,456	15,239

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents the composition of the Group’s inventories as of March 31, 2023 and June 30, 2022:

	Total as of March 31, 2023	Total as of June 30, 2022
Real estate	5,419	5,632
Others	246	218
Total inventories at the end of the period (*)	5,665	5,850

(*) Inventories include trading properties and inventories.

23.
Other operating results, net

	Nine months ended March 31, 2023	Nine months ended March 31, 2022
Realization of currency translation adjustment (*)	346	-
Donations	(101)	(159)
Lawsuits and other contingencies	(5,187)	(372)
Administration fees	66	37
Interest and allowances generated by operating credits	372	166
Loss from disposal of property, plant and equipment	(553)	-
Others	293	175
Total other operating results, net	(4,764)	(153)

(*) Corresponds to the liquidation of Condor, Real Estate Investment Group VII LP and Jiwin S.A.

24.
Financial results, net

	Nine months ended March 31, 2023	Nine months ended March 31, 2022
Finance income:
- Interest income	498	590
Total finance income	498	590
Finance costs:
- Interest expenses	(9,070)	(11,813)
- Other finance costs	(944)	(1,180)
Total finance costs	(10,014)	(12,993)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	2,940	4,872
- Exchange rate differences, net	4,993	21,876
- Gain from repurchase of negotiable obligations	195	2,476
- Gain from derivative financial instruments, net	43	28
- Other financial results	(44)	846
Total other financial results	8,127	30,098
- Inflation adjustment	10,946	2,464
Total financial results, net	9,557	20,159

IRSA Inversiones y Representaciones Sociedad Anónima

25.
Related party transactions

The following is a summary of the balances with related parties as of March 31, 2023 and June 30, 2022:

Item	March 31, 2023	June 30, 2022
Trade and other receivables	5,999	7,632
Investments in financial assets	2,941	4,936
Borrowings	(252)	(289)
Trade and other payables	(1,766)	(1,940)
Total	6,922	10,339

Related party	March 31, 2023	June 30, 2022	Description of transaction	Item
New Lipstick LLC	51	52	Reimbursement of expenses receivable	Trade and other receivables
Comparaencasa Ltd.	455	476	Other investments	Investments in financial assets
	-	(71)	Others	Trade and other payables
Galerias Pacifico	916	1,224	Others	Trade and other receivables
La Rural S.A.	440	428	Loans granted	Trade and other receivables
	117	355	Dividends	Trade and other receivables
	(20)	(9)	Others	Trade and other payables
	9	7	Others	Trade and other receivables
	(1)	-	Leases and/or rights of use payable	Trade and other payables
Other associates and joint ventures	-	2	Reimbursement of expenses receivable	Trade and other receivables
	(72)	(106)	Borrowings	Borrowings
	10	12	Leases and/or rights of use receivable	Trade and other receivables
	17	35	Management Fee	Trade and other receivables
	(107)	(110)	NCN	Borrowings
	(29)	(73)	Others	Trade and other payables
	11	87	Others	Trade and other receivables
	1	2	Share based payments	Trade and other payables
Total associates and joint ventures	1,798	2,311
Cresud	-	9	Reimbursement of expenses receivable	Trade and other receivables
	(642)	(1,079)	Corporate services payable	Trade and other payables
	2,486	4,460	NCN	Investment in financial assets
	(173)	(3)	Others	Trade and other payables
	(3)	(5)	Share based payments	Trade and other payables
Total parent company	1,668	3,382
Futuros y Opciones S.A.	2	3	Others	Trade and other receivables
Helmir S.A.	(73)	(73)	NCN	Borrowings
Total subsidiaries of parent company	(71)	(70)
Directors	(820)	(634)	Fees for services received	Trade and other payables
	-	1,050	Advances	Trade and other receivables
	(1)	-	Others	Trade and other payables
Yad Leviim LTD	3,816	3,847	Loans granted	Trade and other receivables
Others (1)	(12)	(23)	Legal Services	Trade and other payables
	573	477	Others	Trade and other receivables
	(24)	(24)	Others	Trade and other payables
	(42)	(21)	Management Fee	Trade and other payables
	37	44	Reimbursement of expenses receivable	Trade and other receivables
Total directors and others	3,527	4,716
Total at the end of the period / year	6,922	10,339

(1) Includes CAMSA, Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., Gary Gladstein and Fundación Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the nine-month periods ended March 31, 2023 and 2022:

Related party	Nine months ended March 31, 2023	Nine months ended March 31, 2022	Description of transaction
BACS	-	92	Leases and/or rights of use
Condor	3	45	Financial operations
BHN Vida S.A	(1)	43	Leases and/or rights of use
BHN Seguros Generales S.A.	(1)	41	Financial operations
Lipstick Management LLC	-	35	Leases and/or rights of use
Metropolitan 885 Third Av. LLC	-	57	Financial operations
Comparaencasa Ltd.	24	337	Financial operations
Otras asociadas y negocios conjuntos	45	157	Financial operations
	(36)	(10)	Leases and/or rights of use
	56	31	Corporate services
Total associates and joint ventures	90	828
Cresud	62	78	Leases and/or rights of use
	(1,728)	(1,518)	Corporate services
	1,095	(302)	Financial operations
Total parent company	(571)	(1,742)
Helmir	(10)	4	Financial operations
Total parent company	(10)	4
Directors	(1,639)	(1,342)	Fees and remunerations
Senior Management	(105)	(47)	Fees and remunerations
Yad Leviim LTD	131	151	Financial operations
Others (1)	(35)	25	Financial operations
	(8)	8	Leases and/or rights of use
	(80)	(88)	Donations
	264	(53)	Legal services
	(47)	(16)	Fees and remuneration
	7	6	Legal services
Total others	(1,512)	(1,356)
Total at the end of the period	(2,003)	(2,266)

(1)
Includes Isaac Elsztain e Hijos, CAMSA. Hamonet S.A., Estudio Zang, Bergel y Viñes, Austral Gold, La Rural, GDCI and Fundación IRSA.

The following is a summary of the transactions with related parties for the nine-month periods ended March 31, 2023 and 2022:

Related party	Nine months ended March 31, 2023	Nine months ended March 31, 2022	Description of the operation
Quality	44	72	Capital contributions
Condor	-	1,504	Exchange of shares
Comparaencasa	-	212	Capital contributions
Total capital contributions	44	1,788
Condor	84	6,245	Dividends received
Nuevo Puerto Santa Fe	174	-	Dividends received
Total other transactions	258	6,245

IRSA Inversiones y Representaciones Sociedad Anónima

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E - Provisions and allowances	Note 14 Trade and other receivables and Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Peso exchange rate (3)	Total as of 03.31.2023	Total as of 06.30.2022
Assets
Trade and other receivables
US Dollar	26.82	208.61	5,595	5,944
Euros	0.08	226.15	18	19
Receivables with related parties:
US Dollar	19.23	209.01	4,019	3,943
Total trade and other receivables			9,632	9,906
Investments in financial assets
US Dollar	37.05	208.61	7,730	3,001
Pounds	0.77	257.15	198	171
New Israel Shekel	7.45	58.16	433	1,000
Investments with related parties:
US Dollar	13.06	209.01	2,730	4,988
Total investments in financial assets			11,091	9,160
Derivative financial instruments
US Dollar	0.01	208.61	3	-
Total Derivative financial instruments			3	-
Cash and cash equivalents
US Dollar	20.06	208.61	4,184	16,065
Euros	0.01	226.15	3	2
New Israel Shekel	1.10	58.16	64	-
Total cash and cash equivalents			4,251	16,067
Total Assets			24,977	35,133

Liabilities
Trade and other payables
US Dollar	10.24	209.01	2,140	1,869
Euros	-	227.11	-	2
Payables to related parties:
US Dollar	0.04	209.01	8	104
Total Trade and other payables			2,148	1,975
Borrowings
US Dollar	312.58	209.01	65,333	108,857
Borrowings with related parties
US Dollar	1.13	209.01	237	242
Total Borrowings			65,570	109,099
Derivative financial instruments
US Dollar	0.01	209.01	3	28
Total derivative financial instruments			3	28
Lease liabilities
US Dollar	11.19	209.01	2,338	1,942
Total lease liabilities			2,338	1,942
Provisions
New Israel Shekel	70.00	58.16	4,071	-
Total Provisions			4,071	-
Total Liabilities			74,130	113,044

(1) Considering foreign currencies as those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millions of each foreign currency.
(3) Exchange rates as of March 31, 2023 according to Banco de la Nación Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

28.
Other relevant events of the period

Shares Buyback Program extension and completion

On July 12, 2022, the Board of Directors resolved to extend the term of the shares repurchase plan that was determined by the Board of Directors on March 11, 2022, for an additional period of one hundred and twenty (120) days, maintaining the other terms and conditions that were duly informed.

On September 22, 2022, the Company completed the share buyback program, having acquired the equivalent of 9,419,623 IRSA common shares, which represent approximately 99.51% of the approved program and 1.16% of the outstanding shares.

Ordinary and Extraordinary Shareholders' Meeting - IRSA

On October 28, 2022, the Ordinary and Extraordinary Shareholders’ Meeting resolved:


The distribution of a dividend to shareholders for up to ARS 4,340 million, payable in cash and/or in kind.
On October 31, 2022, the Board of Directors established the payment thereof in cash

The creation of a new incentive plan for employees, management and directors to join without a share premium for up to 1.16% of the Share Capital.

The amounts are expressed in the closing currency as of June 30, 2022 as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Change in Warrants terms and conditions

Because of the payment of cash dividends made on November 8, 2022, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1. Post-dividend ratio: 1.0442.

●
Exercise price per new share to be issued: Pre-dividend price: USD 0.432. Post-dividend price: USD 0.414.

The other terms and conditions of the warrants remain the same.

Warrants exercise

During the nine-month period ended March 31, 2023, certain warrant holders exercised their right to acquire additional shares. For this reason, USD 100,620 were received, due to the conversion of 232,804 warrants to common shares. Amounts in USD are expressed in integers.

29.
Subsequent events

Ordinary and Extraordinary Shareholders' Meeting - IRSA

On April 27, 2023, the Ordinary and Extraordinary Shareholders’ Meeting resolved:


Capital Stock increase from ARS 811 million to the sum of ARS 7,364 million, through the partial capitalization of the share premium and the resulting issuance of 6,553 will be distributed to the shareholders according to their equity interest.

Change of the par value of the shares from ARS 1 to ARS 10.

Distribution of a cash dividend for ARS 21,900 million, in proportion to the shareholders’ equity interest.

IRSA Inversiones y Representaciones Sociedad Anónima

On May 5, 2023, the Company distributed among its shareholders the cash dividend for an amount of ARS 21,900 equivalent to 2,731.3451% of the share capital, an amount per share of ARS 27.3135 and an amount per ADR of ARS 273.1345 (Argentine Pesos per ADR).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Carlos Della Paolera 261 - 9th floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction
We have reviewed the accompanying unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (“the Company”), which comprise the unaudited condensed interim consolidated statement of financial position at March 31, 2023, the unaudited condensed interim consolidated statements of income and other comprehensive income for the nine month period and three month period ended March 31, 2023, the unaudited condensed interim consolidated statements of changes in shareholders’ equity and of cash flows for the nine month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2022 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review
Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position and the consolidated statements of income and other comprehensive income and of cash flows of the Company.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion
On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim financial reporting.

Report on compliance with current regulations
In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of March 2023;

c)
we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

d)
at March 31, 2023 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 171,935,778, which was not due at that date.

Autonomous City of Buenos Aires, May 8, 2023.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17	C.P.C.E.C.A.B.A. V. 1 F. 30 Marcelo Héctor Fuxman Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 134 F. 85
Carlos Brondo Public Accountant (UNCUYO) C.P.C.E.C.A.B.A. V. 391 F. 078	Noemí I. Cohn Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 116 F. 135

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2023 and for the nine and three-month periods ended as of that date, presented comparatively.

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2023 and June 30, 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2023	06.30.2022
ASSETS
Non-current assets
Investment properties	7	349,127	392,008
Property, plant and equipment	8	973	3,630
Trading properties	9	2,531	2,444
Intangible assets	10	5,519	5,281
Right of use assets	11	601	1,041
Investments in subsidiaries, associates and joint ventures	6	126,911	138,693
Income tax credit		-	16
Trade and other receivables	13	1,404	1,454
Total non-current assets		487,066	544,567
Current assets
Trading properties	9	6	10
Inventories		92	94
Income tax credit		583	63
Trade and other receivables	13	18,837	13,303
Investments in financial assets	12	19,076	28,557
Cash and cash equivalents	12	11,161	18,264
Total current assets		49,755	60,291
TOTAL ASSETS		536,821	604,858
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statements)		298,156	277,065
TOTAL SHAREHOLDERS’ EQUITY		298,156	277,065
LIABILITIES
Non-current liabilities
Trade and other payables	15	4,966	4,580
Borrowings	16	58,017	35,211
Deferred income tax liabilities	17	124,640	141,589
Provisions	18	261	333
Lease liabilities		282	-
Total non-current liabilities		188,166	181,713
Current liabilities
Trade and other payables	15	9,483	10,971
Salaries and social security liabilities		884	787
Borrowings	16	39,589	109,085
Derivative financial instruments	12	6	-
Income tax liabilities		-	24,982
Provisions	18	492	253
Lease liabilities		45	2
Total current liabilities		50,499	146,080
TOTAL LIABILITIES		238,665	327,793
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		536,821	604,858

The accompanying notes are an integral part of these Financial Statements.

. Edurado S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
for the nine and three-month periods ended March 31, 2023 and 2022
 (All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.2023	03.31.2022	03.31.2023	03.31.2022
Revenues	19	33,365	26,983	10,151	8,824
Costs	20	(11,545)	(10,127)	(3,608)	(3,364)
Gross profit		21,820	16,856	6,543	5,460
Net (loss) / gain from fair value adjustment of investment properties	7	(25,986)	(3,146)	1,409	(59,503)
General and administrative expenses	20	(5,284)	(4,787)	(1,890)	(1,370)
Selling expenses	20	(2,044)	(2,092)	(1,093)	(527)
Other operating results, net	21	(389)	37	(726)	142
(Loss) / profit from operations		(11,883)	6,868	4,243	(55,798)
Share of loss of subsidiaries, associates and joint ventures	6	(2,931)	(12,609)	(556)	(9,785)
(Loss) / profit before financial results and income tax		(14,814)	(5,741)	3,687	(65,583)
Finance income	22	105	151	47	(74)
Finance costs	22	(8,881)	(12,715)	(3,589)	(3,794)
Other financial results	22	8,452	32,395	6,551	12,906
Inflation adjustment	22	11,040	2,772	667	1,439
Financial results, net		10,716	22,603	3,676	10,477
(Loss) / profit before income tax		(4,098)	16,862	7,363	(55,106)
Income tax	17	34,866	7,393	5,038	19,191
Profit / (loss) for the period		30,768	24,255	12,401	(35,915)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results of subsidiaries, associates and joint ventures		(1,079)	(1,385)	(383)	(387)
Total other comprehensive loss for the period (i)		(1,079)	(1,385)	(383)	(387)
Total comprehensive income / (loss) for the period		29,689	22,870	12,018	(36,302)

Profit / (loss) per share for the period (ii)
Basic		38.44	29.99	15.49	(44.40)
Diluted		34.46	27.23	13.89	(44.40)

(i)
Components of other comprehensive income have no impact on income tax.
(ii)
The basic profit per share has been calculated using 800,355,749 shares as of 03.31.23 and 808,894,532 as of 03.31.22. If 800,355,749 shares had been used for the calculation as of 03.31.22, the profit per share would be ARS 30.31. The diluted profit per share has been calculated using 892,820,724 shares as of 03.31.23 and 890,834,686 as of 03.31.22. If 892,820,724 shares had been used for the calculation as of 03.31.22, the profit per share would be ARS 27.17. See Note 17 to the Annual Consolidated Financial Statements as of June 30, 2022.

The accompanying notes are an integral part of these Financial Statements.

. Edurado S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2023
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Warrants (ii)	Legal reserve	Special Reserve Resolution CNV 609/12	Other reserves (iv)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2022	805	6	60,323	114,798	423	5,077	5,430	40,343	(3,721)	53,581	277,065
Profit for the period	-	-	-	-	-	-	-	-	-	30,768	30,768
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(1,079)	-	(1,079)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(1,079)	30,768	29,689
Repurchase of treasury shares (iii)	(5)	5	-	-	-	-	-	-	(983)	-	(983)
Exercise of warrants (ii)	-	-	-	36	-	(15)	-	-	-	-	21
Reserve for share-based payments	-	-	-	-	(6)	-	-	-	6	-	-
Dividends distribution	-	-	-	-	-	-	-	-	-	(7,559)	(7,559)
Shareholders’ meeting held as of 10.28.22	-	-	-	-	-	-	2,679	-	44,704	(47,383)	-
Other changes in shareholders’ equity	-	-	-	-	-	-	-	-	(77)	-	(77)
Balance as of March 31, 2023	800	11	60,323	114,834	417	5,062	8,109	40,343	38,850	29,407	298,156

(i) Includes ARS 4 of inflation adjustment of treasury shares. See Note 17 of Consolidated Financial Statements as of June 30, 2022.
(ii) See Note 28 to the Unaudited Condensed Interim Consolidated Financial Statements.
(iii) Related to the Shares Buyback Program approved by the Board on March 11, 2022. See Note 28 to the Unaudited Condensed Interim Consolidated Financial Statements.
(iv) Group’s other reserves for the period ended March 31, 2023 are comprised as follows:

	Cost of treasury shares	Reserve for future dividends	Reserve for currency translation adjustment	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2022	(1,296)	7,259	878	2,329	(12,891)	(3,721)
Other comprehensive loss for the period	-	-	(865)	-	(214)	(1,079)
Total comprehensive loss for the period	-	-	(865)	-	(214)	(1,079)
Repurchase of treasury shares	(983)	-	-	-	-	(983)
Reserve for share-based payments	8	-	-	-	(2)	6
Shareholders’ meeting held as of 10.28.22	-	-	-	44,704	-	44,704
Other changes in shareholders’ equity	-	-	(59)	-	(18)	(77)
Balance as of March 31, 2023	(2,271)	7,259	(46)	47,033	(13,125)	38,850

(i) Includes revaluation surplus

There are no cumulative unpaid dividends on preferred shares.
The accompanying notes are an integral part of these Financial Statements.

. Edurado S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Shares to issue	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Warrants	Legal reserve	Special Reserve Resolution CNV 609/12	Other reserves (ii)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2021	657	-	2	60,115	68,854	423	5,079	4,578	40,343	84,961	(87,660)	177,352
Profit for the period	-	-	-	-	-	-	-	-	-	-	24,255	24,255
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(1,385)	-	(1,385)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	-	(1,385)	24,255	22,870
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	(67)	-	(67)
Exercise of warrants	-	-	-	-	10	-	(2)	-	-	-	-	8
Incorporated by merger	-	152	-	208	46,085	-	-	852	-	(133)	(6,076)	41,088
Shareholders’ meeting held as of 10.21.21	-	-	-	-	-	-	-	-	-	(87,660)	87,660	-
Balance as of March 31, 2022	657	152	2	60,323	114,949	423	5,077	5,430	40,343	(4,284)	18,179	241,251

(i) Includes ARS 2 of inflation adjustment of treasury shares. See Note 17 of Consolidated Financial Statements as of June 30, 2022.
(ii) Group’s other reserves for the period ended March 31, 2022 are comprised as follows:

	Cost of treasury shares	Reserve for future dividends	Reserve for currency translation adjustment	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2021	(731)	7,259	1,847	89,989	(13,403)	84,961
Other comprehensive loss for the period	-	-	(1,385)	-	-	(1,385)
Total comprehensive loss for the period	-	-	(1,385)	-	-	(1,385)
Repurchase of treasury shares	(67)	-	-	-	-	(67)
Incorporated by merger	-	-	(33)	-	(100)	(133)
Shareholders’ meeting held as of 10.21.21	-	-	-	(87,660)	-	(87,660)
Balance as of March 31, 2022	(798)	7,259	429	2,329	(13,503)	(4,284)

(i) Includes revaluation surplus

There are no cumulative unpaid dividends on preferred shares.
The accompanying notes are an integral part of these Financial Statements.

. Edurado S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2023 and 2022
(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2023	03.31.2022
Operating activities:
Net cash generated from operations before income tax paid		13,826	8,689
Income tax paid		(539)	-
Net cash flow generated from operating activities		13,287	8,689
Investing activities:
Capital contributions to subsidiaries, associates and joint ventures	6	(121)	(862)
Acquisition of investment properties	7	(1,680)	(4,307)
Acquisition of property, plant and equipment	8	(74)	(80)
Acquisition of intangible assets	10	-	(6)
Increase of investments in financial assets		(8,855)	(14,603)
Proceeds from sale of investment properties		18,480	23,376
Proceeds from sale of property, plant and equipment		1,961	-
Proceeds from sale of intangible assets		-	276
Proceeds from loans granted to related parties		1	-
Derivative financial instruments, net		21	(25)
Prepayment for investment properties purchases		(1,690)	(4,574)
Increase in loans granted to related parties		(271)	(249)
Proceeds from sale of investments in financial assets		16,448	14,454
Capital contributions to subsidiaries, associates and joint ventures pending subscription		(1)	-
Proceeds from loans granted to related parties		-	744
Interest collected		158	393
Dividends received		1,250	1,363
Net cash flow generated from investing activities		25,627	15,900
Financing activities:
Payment of short-term loans, net		(567)	(7,941)
Interests paid		(8,704)	(13,565)
Loans obtained from subsidiaries, associates and joint ventures		1,156	2,125
Payment of loans from subsidiaries, associates and joint ventures		(27)	(4)
Payment of finance leases		(6)	(18)
Repurchase of treasury shares		(983)	(67)
Exercise of warrants		21	8
Payment of borrowings and NCN		(52,623)	(15,362)
Borrowings, issuance and new placement of NCN		19,961	14,394
Repurchase of NCN		-	(1,136)
Dividends paid		(5,059)	-
Net cash flow used in financing activities		(46,831)	(21,566)
(Decrease) / increase in cash and cash equivalents, net		(7,917)	3,023
Cash and cash equivalents at the beginning of the period	12	18,264	1,538
Cash and cash equivalents incorporated by merger		-	153
Foreign exchange gain in cash and changes in fair value of cash equivalents		952	74
Result from exposure to inflation on cash and cash equivalents		(138)	(106)
Cash and cash equivalents at the end of the period	12	11,161	4,682

The accompanying notes are an integral part of these Financial Statements.

. Edurado S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima
 Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) was founded in 1943, it is primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Carlos Della Paolera 261, 9th. Floor, Buenos Aires, Argentina.

The Company owns, manages and develops a portfolio of office and other rental properties in Buenos Aires. Directly and indirectly, it also participates in the operation of shopping malls. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops branded hotels across Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on May 8, 2023.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2022 and the Financial Statements of Fusion as of June 30, 2021 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of nine months ended March 31, 2023 and 2022 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Company's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

IRSA Inversiones y Representaciones Sociedad Anónima

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended March 31, 2023, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18:

Price variation	March 31, 2023 (accumulated nine months)
74%

As a consequence of the aforementioned, these Unaudited Condensed Interim Separate Financial Statements as of March 31, 2023 were restated in accordance with IAS 29.

2.2. Significant accounting policies

The accounting policies applied in the presentation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the Annual Separate Financial Statements, as described in Note 2 to those Annual Financial Statements.

2.3.
Comparability of information

The amounts as of June 30, 2022 and March 31, 2022, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29 (note 2.1). Certain items from prior periods have been reclassified for consistency purposes.

See note 4.1 to the Annual Separate Financial Statements as of June 30, 2022 and note 4 to the Annual Consolidated Financial Statements as of June 30, 2022.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements. In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same that the Company used in the preparation of the Annual Separate Financial Statements for the fiscal year ended June 30, 2022, described in Note 3 to those financial statements.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

4.
Acquisitions and disposals

See description of acquisitions and disposals made by the Company and/or its subsidiaries for the nine-month period ended March 31, 2023 in Note 4 to the interim condensed consolidated financial statements.

5.
Financial risk management and fair value estimates

These Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2022. There has been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year. See notes to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

6.
Investments in subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include Tyrus S.A., Panamerican Mall S.A. and Torodur S.A.. The main associates include BHSA. The main joint ventures include Cyrsa S.A., Puerto Retiro S.A, Quality S.A., IRSA - Galerías Pacífico S.A. - U.T. y Nuevo Puerto Santa Fe S.A..

Detailed below is the evolution of investments in subsidiaries, associates and joint ventures of the Company, for the nine-month period ended March 31, 2023 and for the year ended June 30, 2022:

	03.31.2023	06.30.2022
Beginning of period / year	138,545	200,812
Share of loss	(2,931)	(2,269)
Other comprehensive loss	(1,079)	(939)
Capital contributions (Note 23)	234	1,343
Incorporated by merger (iii)	-	(57,381)
Dividends (Note 23)	(2,926)	(3,011)
Decrease in participation (ii)	(4,968)	-
Other changes in subsidiaries’ equity	(77)	-
Others	20	(10)
End of the period / year (i)	126,818	138,545

(i)
Includes ARS (93) as of March 31, 2023 and ARS (148) as of June 30, 2022 reflecting interests in companies with negative equity, which were disclosed in “provisions”
(ii)
Corresponds to the Efanur´s liquidation.
(iii)
Incorporation by merger with IRSA CP. See Note 4.1 to the Annual Separate Financial Statements as of June 30, 2022.

IRSA Inversiones y Representaciones Sociedad Anónima

Name of the entity	% ownership interest		Company's interest in equity		Company’s interest in comprehensive (loss) / income
Subsidiaries	03.31.2023	06.30.2022	03.31.2023	06.30.2022	03.31.2023	03.31.2022
Tyrus S.A.	100.00%	100.00%	6,432	9,397	(3,411)	(405)
Efanur S.A. (*)	-	100.00%	-	6,855	(1,536)	(609)
Ritelco S.A.	100.00%	100.00%	2,868	2,799	250	(59)
Inversora Bolívar S.A.	96.57%	96.57%	2,863	2,616	247	(35)
E-Commerce Latina S.A.	98.93%	98.93%	4,329	4,180	149	(225)
Palermo Invest S.A.	97.34%	97.34%	3,518	3,273	243	(31)
Nuevas Fronteras S.A.	76.34%	76.34%	1,354	1,136	218	(139)
Llao Llao Resort S.A.	50.00%	50.00%	1,229	1,244	(14)	(208)
Hoteles Argentinos SAU	100.00%	100.00%	799	693	106	(188)
Liveck S.A.	9.30%	9.30%	311	268	42	(20)
Panamerican Mall S.A. (8)	80.00%	80.00%	57,115	59,971	(2,071)	(7,573)
Torodur S.A. (8)	100.00%	100.00%	17,481	17,918	(436)	(3,146)
Arcos del Gourmet S.A. (8)	90.00%	90.00%	6,506	5,868	1,047	443
Shopping Neuquén S.A. (8)	99.95%	99.95%	5,882	5,453	429	341
Centro de Entretenimientos La Plata S.A. (5)(6)(8)	95.40%	95.40%	1,750	1,688	(123)	(280)
We Are Appa S.A. (4)(8)	93.63%	93.63%	(21)	373	(401)	(717)
Entertainment Holdings S.A. (8)	70.00%	70.00%	696	179	518	294
Emprendimiento Recoleta S.A. (3)(8)	53.68%	53.68%	120	136	(16)	(57)
Entretenimiento Universal S.A. (4)(8)	3.75%	3.75%	(1)	(2)	1	2
Fibesa S.A. (4)(8)	100.00%	97.00%	(71)	(146)	454	141
Associates
BHSA (1) (2)	4.93%	4.93%	2,924	2,680	242	(27)
BACS (2)	37.72%	37.72%	1,133	1,231	(98)	(80)
GCDI S.A. (Ex TGLT S.A.) (7)(8)	27.82%	27.82%	1,266	1,416	(150)	(709)
Joint ventures
IRSA - Galerías Pacífico S.A. - U.T.	50.00%	50.00%	1,093	1,385	1,078	680
Cyrsa S.A.	50.00%	50.00%	123	132	(9)	(31)
Quality Invest S.A. (8)	50.00%	50.00%	6,105	6,719	(658)	(1,395)
Nuevo Puerto Santa Fe S.A. (6)(8)	50.00%	50.00%	1,014	1,083	105	39
Total subsidiaries, associates and joint ventures			126,818	138,545	(3,794)	(13,994)

IRSA Inversiones y Representaciones Sociedad Anónima

				Latest financial information issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	(Loss) / profit for the period	Shareholders’ equity
Subsidiaries
Tyrus	Uruguay	Investment	21,365,969,546	12,213	(3,042)	6,386
Ritelco S.A.	Uruguay	Investment	453,321,176	94	245	2,869
Inversora Bolívar S.A.	Argentina	Investment	1,726,178,767	1,787	255	2,965
E-Commerce Latina S.A.	Argentina	Investment	1,710,302,484	1,729	150	4,368
Palermo Invest S.A.	Argentina	Investment	1,324,755,303	1,363	249	3,060
Nuevas Fronteras S.A.	Argentina	Hotel	38,068,999	50	242	2,240
Llao Llao Resort S.A.	Argentina	Hotel	73,580,206	147	(28)	2,459
Hoteles Argentinos SAU	Argentina	Hotel	685,978,099	767	106	841
Liveck S.A.	Islas Vírgenes Británicas	Investment	54,690,738	724	476	2,353
Panamerican Mall S.A. (8)	Argentina	Real estate	397,661,430	497	(2,714)	71,393
Torodur S.A. (8)	Uruguay	Investment	581,675,948	1,884	(453)	17,482
Arcos del Gourmet S.A. (8)	Argentina	Real estate	72,973,903	81	1,164	7,229
Shopping Neuquén S.A. (8)	Argentina	Real estate	37,819,875	54	429	5,885
Centro de Entretenimiento La Plata S.A. (5)(6)(8)	Argentina	Real estate	25,853	95	7	604
We Are Appa S.A. (4)(8)	Argentina	Developer	484,832,538	518	(425)	(340)
Entertainment Holdings S.A. (8)	Argentina	Investment	32,503,379	46	649	1,445
Emprendimiento Recoleta S.A. (3)(8)	Argentina	Real estate	13,449,990	25	(29)	223
Entretenimiento Universal S.A. (4)(8)	Argentina	Event organization and others	825	-	37	(14)
Fibesa S.A. (4)(8)	Argentina	Real estate	(i)	2	517	743
Associates
BHSA (1) (2)	Argentina	Financial	73,939,835	1,500	4,885	59,312
BACS (2)	Argentina	Financial	33,125,751	88	(260)	3,004
GCDI (Ex TGLT S.A.) (7)(8)	Argentina	Real estate	257,330,595	915	(2,458)	4,590
Joint ventures
IRSA - Galerías Pacífico S.A. - U.T.	Argentina	Hotel	500,000	1	2,155	2,185
Cyrsa S.A.	Argentina	Real estate	8,748,270	17	(19)	247
Quality Invest S.A. (8)	Argentina	Real estate	101,126,564	2,843	(1,317)	11,943
Nuevo Puerto Santa Fe S.A. (6)(8)	Argentina	Real estate	13,875,000	28	211	1,937

(1)
Considered significant. See Note 8 to the Annual Consolidated Financial Statements as of June 30, 2022.
(2)
Information as of March 31, 2023 according to BCRA's standards. For the purpose of the valuation of the investments in the Company, figures as of March 31, 2023 have been considered, with the necessary IFRS adjustments. Share market price of Banco Hipotecario S.A as of March 31, 2023 amounts to ARS 22.55. See Note 8 to the Annual Consolidated Financial Statements as of June 30, 2022.
(3)
Concession ended on November 18, 2018. As of March 31, 2023, is in liquidation.
(4)
Included in other liabilities
(5)
Include the necessary adjustments to get to the balances in accordance with the International Financial Reporting Standards.
(6)
Nominal value per share ARS 100.
(7)
See note 8 to the Annual Consolidated Financial Statements as of June 30, 2022.
(8)
Incorporation by merger with IRSA CP, See Note 4.1 to the Annual Separate Financial Statements as of June 30, 2022.
(i)
Corresponds to 2,394,974 shares. Nominal value per share ARS 1 with 5 votes rights.
(*) Company liquidated as of October 31, 2022.

IRSA Inversiones y Representaciones Sociedad Anónima

7.
Investment properties

Changes in the Company’s investment properties for the nine-month period ended March 31, 2023 and for the year ended June 30, 2022 were as follows:

	03.31.2023		06.30.2022
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the period / year	278,810	113,198	10,568	99,771
Additions	473	1,186	12,569	2,996
Disposals	(18,543)	-	(50,678)	-
Transfers	(732)	719	100,382	(99,374)
Incorporated by merger (ii)	-	-	171,718	118,258
Net (loss) / gain from fair value adjustment	(17,707)	(8,279)	34,256	(8,468)
Additions of capitalized leasing costs	6	15	26	31
Amortization of capitalized lease costs (i)	(10)	(9)	(31)	(16)
Fair value at the end of the period / year	242,297	106,830	278,810	113,198

(ii)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income and Other Comprehensive Income (Note 20).
(iii)
Incorporation by merger with IRSA CP, Note 4.1 to the Annual Separate Financial Statements as of June 30, 2022.

The balance by type of investment property of the Company as of March 31, 2023 and June 30, 2022 is presented below:

	03.31.2023	06.30.2022
Offices and other rental properties	46,538	63,952
Land reserve	186,960	204,519
Properties under development	193	923
Shopping malls	115,436	122,614
Total	349,127	392,008

The following amounts have been recognized in the Statements of Comprehensive Income and Other Comprehensive Income:

	03.31.2023	03.31.2022
Rental and services´ income (Note 19)	32,948	26,744
Rental and services´ costs (Note 20)	(11,333)	(9,584)
Cost of sales and developments (Note 20)	(137)	(180)
Net unrealized loss from fair value adjustment on investment properties	(35,848)	(12,748)
Net realized gain from fair value adjustment on investment properties (i)	9,862	9,602

(i)
As of March 31, 2023 corresponds ARS 360 to the realized result from fair value adjustment for the period (ARS 407 for the sale of floors of Catalinas Building and (ARS 47) for the sale of parking spaces in Libertador 498) and ARS 9,502 for realized result from fair value adjustment made in previous years (ARS 9,385 for the sale of floors of Catalinas Building, and ARS 117 for the sale of parking spaces in Libertador 498). As of March 31, 2022, (ARS 5,205) corresponds to the result for changes in the fair value realized for the period ((ARS 178) for the sale for the sale of Casona Hudson, (ARS 39) for the sale of Merlo Plot and (ARS 43) for the sale of Mariano Acosta Plot, (ARS 186) for the sale of parking spaces in Libertador 498, (ARS 4,759) for the sale of floors of Catalinas Building) and ARS 14,807 for the result of changes in fair value made in previous years for the sale (ARS 208 for the sale of Casona Hudson, ARS 184 for the sale of Merlo Plot and ARS 174 for the sale of Mariano Acosta Plot, ARS 382 for the sale of parking spaces in Libertador 498 building and ARS 13,859 for the sale of floors of Catalinas Building).

Valuation techniques are described in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2022. There were no changes to the valuation techniques.

IRSA Inversiones y Representaciones Sociedad Anónima

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the nine-month period ended March 31, 2023 and for the year ended June 30, 2022 were as follows:

	03.31.2023						06.30.2022
	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total	Total
Costs	5,228	1,190	6,515	87	4	13,024	1,869
Accumulated depreciation	(2,154)	(977)	(6,176)	(87)	-	(9,394)	(1,780)
Net book amount at the beginning of the period / year	3,074	213	339	-	4	3,630	89
Additions	-	25	49	-	-	74	89
Disposals	(2,481)	-	-	-	-	(2,481)	(2)
Transfers	(2)	-	15	-	-	13	(42)
Depreciation (Note 20)	(88)	(27)	(148)	-	-	(263)	(346)
Incorporated by merger (i)	-	-	-	-	-	-	3,842
Balances at the end of the period / year	503	211	255	-	4	973	3,630
Costs	2,745	1,215	6,579	87	4	10,630	13,024
Accumulated depreciation	(2,242)	(1,004)	(6,324)	(87)	-	(9,657)	(9,394)
Net book amount at the end of the period / year	503	211	255	-	4	973	3,630

(i) Incorporation by merger with IRSA CP, See Note 4.1 to the Annual Separate Financial Statements as of June 30, 2022.

9.
Trading properties

Changes in the Company’s trading properties for the nine-month period ended March 31, 2023 and for the year ended June 30, 2022 were as follows:

	03.31.2023			06.30.2022
	Completed properties	Undeveloped properties	Total	Total
Beginning of the period / year	347	2,107	2,454	2,013
Additions	-	115	115	63
Disposals	(4)	(28)	(32)	-
Incorporated by merger (i)	-	-	-	378
End of the period / year	343	2,194	2,537	2,454
Non-current			2,531	2,444
Current			6	10
Total			2,537	2,454

(i) Incorporation by merger with IRSA CP, See Note 4.1 to the Annual Separate Financial Statements as of June 30, 2022.

IRSA Inversiones y Representaciones Sociedad Anónima

10.
Intangible assets

Changes in Company’s intangible assets for the nine-month period ended March 31, 2023 and for the year ended June 30, 2022 were as follows:

	03.31.2023			06.30.2022
	Computer software	Future units to be received from barters	Total	Total
Costs	2,138	5,059	7,197	2,724
Accumulated amortization	(1,916)	-	(1,916)	(100)
Net book amount at the beginning of the period / year	222	5,059	5,281	2,624
Additions	-	406	406	10
Disposals	-	-	-	(500)
Amortization (Note 20)	(168)	-	(168)	(192)
Incorporated by merger (i)	-	-	-	3,339
Balances at the end of the period / year	54	5,465	5,519	5,281
Costs	2,138	5,465	7,603	7,197
Accumulated amortization	(2,084)	-	(2,084)	(1,916)
Net book amount at the end of the period / year	54	5,465	5,519	5,281

(i) Incorporation by merger with IRSA CP, See Note 4.1 to the Annual Separate Financial Statements as of June 30, 2022.

11.
Rights of use assets

Changes in Company’s right of use assets for the nine-month period ended March 31, 2023 and for the year ended June 30, 2022 were as follows:

	03.31.2023	06.30.2022
Shopping malls	275	1,038
Offices	326	-
Machinery and equipment	-	3
Total right of use assets	601	1,041
Non-current	601	1,041
Total	601	1,041

The depreciation charge of the right of use assets is detailed below:

	03.31.2023	03.31.2022
Shopping malls	815	754
Machinery and equipment	3	-
Others	5	16
Total depreciation of right of use assets (Note 20)	823	770

12.
Financial instruments by category

This note presents financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Consolidated Financial Statements as of June 30, 2022.

Financial assets and financial liabilities as of March 31, 2023 and June 30, 2022 are as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
March 31, 2023
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	16,323	-	16,323	4,863	21,186
Investments in financial assets:
- Public companies’ securities	-	347	347	-	347
- Mutual funds	-	14,760	14,760	-	14,760
- Bonds	-	3,969	3,969	-	3,969
Cash and cash equivalents:
- Cash at bank and on hand	1,435	-	1,435	-	1,435
- Short- term investments	-	9,726	9,726	-	9,726
Total	17,758	28,802	46,560	4,863	51,423

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
March 31, 2023
Liabilities as per Statement of Financial Position
Trade and other payables (Note 15)	4,215	-	4,215	10,234	14,449
Derivative financial instruments:
- Foreign-currency future contracts	-	6	6	-	6
Borrowings (Note 16)	97,606	-	97,606	-	97,606
Total	101,821	6	101,827	10,234	112,061

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 30, 2022
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	12,220	-	12,220	3,846	16,066
Investments in financial assets:
- Public companies’ securities	-	307	307	-	307
- Mutual funds	-	23,690	23,690	-	23,690
- Bonds	-	4,560	4,560	-	4,560
Cash and cash equivalents:
- Cash at bank and on hand	14,330	-	14,330	-	14,330
- Short-term investments	-	3,934	3,934	-	3,934
Total	26,550	32,491	59,041	3,846	62,887

	Financial liabilities at amortized cost (i)	Subtotal financial liabilities	Non-financial liabilities	Total

June 30, 2022
Liabilities as per Statement of Financial Position
Trade and other payables (Note 15)	5,840	5,840	9,711	15,551
Borrowings (Note 16)	144,296	144,296	-	144,296
Total	150,136	150,136	9,711	159,847

(i)
The fair value of financial assets and liabilities at amortized cost does not differ significantly from their book value, except for borrowings (Note 16). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.

As of March 31, 2023, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

13.
Trade and other receivables

Company’s trade and other receivables, as of March 31, 2023 and June 30, 2022 are comprised as follows:

	03.31.2023	06.30.2022
Sales, leases and services receivables	7,446	9,950
Less: Allowance for doubtful accounts	(945)	(1,309)
Total trade receivables	6,501	8,641
Borrowings granted, deposits and others	8,983	2,781
Advanced payments	3,208	1,461
Tax credits	908	1,015
Prepaid expenses	438	492
Long-term incentive plan	15	26
Others	188	341
Total other receivables	13,740	6,116
Total trade and other receivables	20,241	14,757
Non-current	1,404	1,454
Current	18,837	13,303
Total	20,241	14,757

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, the impact of discounting is not considered significant.

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 24.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.4 to the Annual Consolidated Financial Statements as of June 30, 2022.

Movements on the Company’s allowance for doubtful accounts are as follows:

	03.31.2023	06.30.2022
Beginning of period / year	1,309	26
Additions	113	399
Disposals / Recoveries	(90)	(409)
Used during the period / year	-	(19)
Incorporated by merger (i)	-	2,060
Exchange rate differences	208	111
Inflation adjustment	(595)	(859)
End of the period / year	945	1,309

(i) Incorporation by merger with IRSA CP, See Note 4.1 to the Annual Separate Financial Statements as of June 30, 2022.

The additions, disposals and recoveries of the allowance for doubtful accounts have been included in “Selling expenses” in the Statements of Income (Note 19). Amounts charged to the allowance for doubtful accounts are generally written off when there is no expectation of recovery.

14.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Company’s operations for the nine-month periods ended March 31, 2023 and 2022:

IRSA Inversiones y Representaciones Sociedad Anónima

	Note	03.31.2023	03.31.2022
Operating activities
Profit for the period		30,768	24,255
Adjustments:
Income tax	17	(34,866)	(7,393)
Amortization and depreciation	20	1,273	1,201
Gain from disposal of trading properties		(385)	-
Financial results, net		(12,445)	(26,675)
Increase in trading properties		(104)	(2)
Net loss from fair value adjustment of investment properties	7	25,986	3,146
Share of loss of subsidiaries, associates and joint ventures	6	2,931	12,609
Loss from disposal of properties, plant and equipment		510	-
Gain from disposal of intangible assets		-	(190)
Provisions and allowances		2,130	1,604
Management fees		-	(311)
Decrease / (increase) in inventories		2	(2)
Increase / (decrease) in salaries and social security liabilities		97	(231)
Decrease in trade and other receivables		2,308	1,575
Use of provisions		(29)	(121)
Decrease in trade and other payables		(4,350)	(776)
Net cash flow generated from operating activities before income tax paid		13,826	8,689

 The following table presents a detail of significant non-cash transactions occurred in the the nine-month periods ended March 31, 2023 and 2022:

Operations not affecting cash flows	03.31.2023	03.31.2022
Currency translation adjustment	1,079	1,385
Decrease in lease liabilities through a decrease in trade and other receivables	-	6
Other changes in subsidiaries` equity	77	-
Issuance of NCN	37,113	351
Decrease in investment properties through an increase in property, plant and equipment	13	-
Decrease in trading properties through an increase in intangible assets	406	-
Increase in rights of use assets through an increase in lease liabilities	332	-
Decrease in investment properties through an decrease in investment in financial assets	63	-
Decrease in investments in financial assets through a decrease in trade and other payables	297	-
Decrease in dividends receivable through an increase in investment in financial assets	8	-
Increase investment in financial assets through a decrease in investments in associates and joint ventures	-	335
Decrease in investments in subsidiaries, associates and joint ventures through decrease in other liabilities	55	14
Decrease in shareholders´ equity through decrease in financial assets	2,500	-
Decrease in investments in subsidiaries, associates and joint ventures through an increase in financial assets	307	-
Decrease in investments in subsidiaries, associates and joint ventures through an increase in trade and other receivables	5,849	255
Decrease in investments in subsidiaries, associates and joint ventures through a decrease in borrowings	1,714	-
Increase in rights of use assets through an increase in trade and other receivables	51	-
Increase in investments in subsidiaries, associates and joint ventures through an increase in trade and other payables	20	-
Increase in investment in subsidiaries, associates and joint ventures through a decrease in trade and other receivables	113	67

IRSA Inversiones y Representaciones Sociedad Anónima

15. Trade and other payables

Company’s trade and other payables as of March 31, 2023 and June 30, 2022 were as follows:

	03.31.2023	06.30.2022
Customers´ advances (*)	3,845	4,068
Trade payables	1,526	1,912
Accrued invoices	1,396	1,653
Admission rights	4,987	3,858
Other income to be accrued	121	132
Tenant deposits	41	64
Total trade payables	11,916	11,687
Director´s fees	816	1,071
Long-term incentive plan	3	5
Tax amnesty plans	40	49
Other payables	433	1,136
Other tax payables	1,241	1,603
Total other payables	2,533	3,864
Total trade and other payables	14,449	15,551
Non-current	4,966	4,580
Current	9,483	10,971
Total	14,449	15,551

(*) As of March 31, 2023 corresponds mainly to rents collected in advance, which accrue in an average term of 3 to 5 years.

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 3). Book value of trade and other payables denominated in foreign currencies are detailed in Note 24.

16.
Borrowings

Company’s borrowings as of March 31, 2023 and June 30, 2022 are comprised as follows:

	Book value as of 03.31.2023	Book value as of 06.30.2022	Fair value as of 03.31.2023	Fair value as of 06.30.2022
NCN	72,730	115,141	72,635	108,524
Bank loans	22	-	22	-
Related parties (Note 23)	17,363	19,235	17,359	19,022
Bank overdrafts	7,491	9,920	7,491	9,920
Total borrowings	97,606	144,296	97,507	137,466
Non-current	58,017	35,211
Current	39,589	109,085
Total	97,606	144,296

See Note 17 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

17.
Currents and deferred income tax

The charge for the Company’s income tax is comprised as follows:

	03.31.2023	03.31.2022
Deferred income tax	16,949	18,191
Current income tax (i)	17,917	(10,798)
Income tax	34,866	7,393

 (i) Includes the reversal of provision for income tax. See Note 19 to the Unaudited Condensed Interim Consolidated Financial Statements.

Below is a reconciliation between income tax recognized and the amount which would arise from applying the prevailing tax rate on profit before income tax for the nine-month periods ended March 31, 2023 and 2022:

	03.31.2023	03.31.2022
Net income / (loss) at tax rate (i)	1,434	(5,902)
Permanent differences:
Share of loss of subsidiaries, associates and joint ventures	(1,026)	(4,411)
Difference between provision and tax return	3,984	562
Recovery / (provision) of tax loss carry forwards	(3,495)	10,235
Tax inflation adjustment	(3,157)	(15,067)
Inflation adjustment	21,861	22,158
Non-deductible expenses and others	15,265	(182)
Income tax	34,866	7,393

(i) The income tax rate applicable as of March 31, 2023 and 2022 is 35%.

Changes in the deferred tax account are as follows:

	03.31.2023	06.30.2022
Beginning of the period / year	(141,589)	(55,206)
Income tax charge	16,949	23,533
Incorporated by merger (i)	-	(109,576)
Revaluation surplus	-	(340)
End of the period / year	(124,640)	(141,589)

(i) Incorporation by merger with IRSA CP, See Note 4.1 to the Annual Separate Financial Statements as of June 30, 2022.

See Note 19 to the interim condensed consolidated financial statements.

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type of provision:

	03.31.2023			06.30.2022
	Investments in associates and joint ventures	Labor, legal and other claims	Total	Total
Beginning of period / year	148	438	586	174
Additions (i)	-	601	601	397
Decreases (i)	-	(119)	(119)	(127)
Used during the period / year	-	(29)	(29)	(138)
Incorporated by merger (ii)	-	-	-	392
Inflation adjustment	-	(231)	(231)	(260)
Share of (loss) / income	(55)	-	(55)	148
End of period / year	93	660	753	586
Non-current			261	333
Current			492	253
Total			753	586

(i)
Additions and decreases in labor, legal and other claims are included in "Other operating results, net”.
(ii)
Incorporation by merger with IRSA CP, See Note 4.1 to the Annual Separate Financial Statements as of June 30, 2022.

IRSA Inversiones y Representaciones Sociedad Anónima

19.
Revenues

	03.31.2023	03.31.2022
Base rent	11,326	9,739
Contingent rent	9,638	8,695
Admission rights	2,157	1,502
Parking fees	912	486
Property management fees	227	247
Others	39	130
Averaging of scheduled rent escalation	(138)	(836)
Rentals and services income	24,161	19,963
Sale of trading properties	417	239
Total revenues from sales, rentals and services	24,578	20,202
Expenses and collective promotion funds	8,787	6,781
Total revenues from expenses and collective promotion funds	8,787	6,781
Total revenues	33,365	26,983

IRSA Inversiones y Representaciones Sociedad Anónima

20.
Expenses by nature

The Company discloses expenses in the Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.

	Costs (i)	General and administrative expenses	Selling expenses	03.31.2023	03.31.2022
Salaries, social security costs and other personnel expenses	2,887	2,369	338	5,594	5,142
Maintenance, security, cleaning, repairs and others	3,565	245	5	3,815	3,528
Taxes, rates and contributions	982	4	954	1,940	2,568
Advertising and other selling expenses	2,601	-	151	2,752	1,557
Director´s fees (Note 23)	-	1,625	-	1,625	1,305
Amortization and depreciation	1,055	210	8	1,273	1,201
Fees and payments for services	61	540	551	1,152	874
Leases and services’ charges	287	108	5	400	436
Traveling, transportation and stationery expenses	48	77	9	134	198
Cost of sales of trading properties	32	-	-	32	82
Allowance for doubtful accounts (charge and recovery, net) (Note 13)	-	-	23	23	27
Bank expenses	-	104	-	104	61
Freight expenses	3	1	-	4	-
Others	24	1	-	25	27
Total expenses by nature as of 03.31.2023	11,545	5,284	2,044	18,873	-
Total expenses by nature as of 03.31.2022	10,127	4,787	2,092	-	17,006

(i) For the nine-month period ended March 31, 2023, includes ARS 11,333 of rental and services costs and ARS 212 of costs of sales and developments, of which ARS 137 corresponds to investment properties and ARS 75 to trading properties. For the nine-month period ended March 31, 2022, includes ARS 9,584 which corresponds to rental and services costs and ARS 543 to costs of sales and developments, of which ARS 180 corresponds to investment properties and ARS 363 to trading properties.

21.
Other operating results, net

	03.31.2023	03.31.2022
Lawsuits and other contingencies (i)	(482)	(272)
Donations	(91)	(159)
Administration fees	360	311
Loss from disposal of property, plant and equipment	(510)	-
Interest and allowances generated by operating assets	313	139
Others	21	18
Total other operating results, net	(389)	37

(i)
Includes legal costs and expenses.

22.
Financial results, net

	03.31.2023	03.31.2022
Interest income	105	151
Total finance income	105	151
Interest expense	(8,172)	(11,689)
Other finance costs	(709)	(1,026)
Total finance costs	(8,881)	(12,715)
Exchange rate differences, net	5,915	25,372
Fair value net gain from financial assets and liabilities at fair value through profit or loss, net	2,469	4,000
Gain / (loss) from derivative financial instruments, net	14	(18)
Gain from repurchase of non-convertible notes	99	2,613
Other financial results	(45)	428
Total other financial results	8,452	32,395
Inflation adjustment	11,040	2,772
Total financial results, net	10,716	22,603

IRSA Inversiones y Representaciones Sociedad Anónima

23.
Related party transactions

See description of the main transactions conducted with related parties in Note 30 to the Annual Consolidated Financial Statements as of June 30, 2022.

The following is a summary of the balances with related parties as of March 31, 2023 and June 30, 2022:

Item	03.31.2023	06.30.2022
Rights of use assets	275	1,039
Trade and other receivables	9,063	3,297
Investments in financial assets	2,275	3,010
Trade and other payables	(1,952)	(2,607)
Borrowings	(17,363)	(19,235)
Total	(7,702)	(14,496)

Related parties	03.31.2023	06.30.2022	Operation description	Item
Cresud S.A.C.I.F. y A.	-	8	Debtors for sales, rentals and services	Trade and other receivables
	2,275	3,010	Bonds	Investments in financial assets
	(642)	(1,079)	Corporate services payable	Trade and other payables
	(3)	(5)	Long-term incentive plan payable	Trade and other payables
	(173)	(2)	Other liabilities	Trade and other payables
Total parent company	1,457	1,932
Shopping Neuquén S.A.	275	1,039	Rights of use assets	Rights of use assets
	1	60	Debtors for sales, rentals and services	Trade and other receivables
	240	341	Loans granted	Trade and other receivables
	(1)	(2)	Rentals and services received	Trade and other payables
	(1)	(2)	Other liabilities	Trade and other payables
Panamerican Mall S.A.	19	158	Debtors for sales, rentals and services	Trade and other receivables
	1	2	Long-term incentive plan	Trade and other receivables
	(1)	(1)	Rentals and services received	Trade and other payables
	(21)	(15)	Other liabilities	Trade and other payables
Arcos del Gourmet S.A.	7	72	Debtors for sales, rentals and services	Trade and other receivables
	(9)	(8)	Other liabilities	Trade and other payables
E-Commerce Latina S.A.	(1,165)	(1,199)	Borrowings	Borrowings
Ogden Argentina S.A.	5	8	Debtors for sales, rentals and services	Trade and other receivables
	786	796	Loans granted	Trade and other receivables
Entretenimiento Universal S.A.	105	106	Loans granted	Trade and other receivables
	(9)	-	Rentals and services received	Trade and other payables
Torodur S.A.	(3)	(5)	Other liabilities	Trade and other payables
	(420)	(1,550)	NCN	Borrowings
	(11,933)	(12,275)	Borrowings	Borrowings
Ritelco S.A.	8	5	Debtors for sales, rentals and services	Trade and other receivables
	(74)	(77)	Borrowings	Borrowings
We Are Appa S.A.	3	7	Debtors for sales, rentals and services	Trade and other receivables
	595	332	Loans granted	Trade and other receivables
	(15)	(45)	Rentals and services received	Trade and other payables
	(1)	-	Other liabilities	Trade and other payables
Other subsidiaries, associates and joint ventures (1)	33	42	Debtors for sales, rentals and services	Trade and other receivables
	1	-	Expenses paid in advance	Trade and other receivables
	1	17	Advance payments	Trade and other receivables
	8	-	Loans granted	Trade and other receivables
	-	150	Contributions to be integrated	Trade and other receivables
	15	24	Long-term incentive plan	Trade and other receivables
	(21)	(23)	Rentals and services received	Trade and other payables
	-	(13)	Invoices to be received	Trade and other payables
	(10)	(14)	Other liabilities	Trade and other payables
	-	(145)	NCN	Borrowings
	-	(509)	Borrowings	Borrowings
Total subsidiaries, associates and joint ventures	(11,581)	(12,724)

IRSA Inversiones y Representaciones Sociedad Anónima

Related parties	03.31.2023	06.30.2022	Operation description	Item
Directors	(815)	(1,070)	Directors' fees provision	Trade and other payables
Total directors	(815)	(1,070)
Cyrsa S.A.	(72)	(81)	Borrowings	Borrowings
Consultores Assets Management	34	34	Debtors for sales, rentals and services	Trade and other receivables
BHN Vida S.A.	(5)	(6)	Guarantee deposits received	Trade and other payables
	(80)	(82)	NCN	Borrowings
IRSA - Galerías Pacífico S.A. U.T.	1	2	Debtors for sales, rentals and services	Trade and other receivables
	(141)	(232)	Other liabilities	Trade and other payables
	(766)	(988)	Borrowings	Borrowings
New Lipstick LLC	50	53	Debtors for sales, rentals and services	Trade and other receivables
IRSA International LLC	(64)	(65)	Other liabilities	Trade and other payables
	(257)	(260)	Borrowings	Borrowings
Real Estate Strategies LLC	368	-	Loans granted	Trade and other receivables
Tyrus S.A.	10	7	Debtors for sales, rentals and services	Trade and other receivables
	6,662	957	Loans granted	Trade and other receivables
	(3)	-	Rentals and services received	Trade and other payables
	(2,351)	(1,835)	NCN	Borrowings
	(99)	-	Borrowings	Borrowings
Helmir S.A.	(73)	(74)	NCN	Borrowings
Nuevas Fronteras S.A.	88	58	Debtors for sales, rentals and services	Trade and other receivables
	(44)	(58)	Borrowings	Borrowings
Others Related parties (2)	17	51	Debtors for sales, rentals and services	Trade and other receivables
	3	1	Prepaid expenses	Trade and other receivables
	2	5	Advance payments to suppliers	Trade and other receivables
	-	1	Other credits	Trade and other receivables
	(4)	(14)	Rentals and services received	Trade and other payables
	(10)	(6)	Invoices to be received	Trade and other payables
	(27)	(28)	NCN	Borrowings
	(2)	(74)	Borrowings	Borrowings
Total others	3,237	(2,634)
Total	(7,702)	(14,496)

(1) Includes Quality Invest S.A., Emprendimiento Recoleta S.A., Nuevo Puerto Santa Fe S.A., GCDI S.A. (Ex TGLT S.A.), Palermo Invest S.A., Boulevard Norte S.A., Centro de Entretenimientos La Plata S.A., La Arena S.A., Efanur S.A., Fibesa y La Rural S.A..
(2) Includes Llao Llao Resorts S.A., Banco Hipotecario S.A., Museo de los niños, Estudio Zang, Bergel y Viñes, Agrofy S.A., BHN Seguros Generales S.A. y Futuros y Opciones S.A..
(*) Company liquidated as of October 31, 2022.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the nine-month period ended March 31, 2023 and 2022:

Related parties	03.31.2023	03.31.2022	Operation description
Cresud S.A.C.I.F. y A.	62	78	Leases and/or rights of use
	1,256	(282)	Financial operations
	(1,728)	(1,512)	Corporate services
Total parent company	(410)	(1,716)
Arcos del Gourmet S.A.	(32)	(20)	Leases and/or rights of use
	87	78	Fees
Fibesa S.A.	4	6	Leases and/or rights of use
	2	4	Fees
	13	31	Financial operations
Ritelco S.A.	2	16	Financial operations
Torodur S.A.	238	2,327	Financial operations
Efanur S.A.	35	59	Financial operations
Helmir S.A	(10)	4	Financial operations
Tyrus S.A.	(397)	(94)	Financial operations
Lipstick Management	-	39	Financial operations
Shopping Neuquén S.A.	(101)	(82)	Financial operations
	(815)	(776)	Leases and/or rights of use
Ogden Argentina S.A.	(9)	(137)	Financial operations
Entretenimiento Universal S.A.	(1)	(18)	Financial operations
Inversora Bolívar S.A.	-	(2)	Financial operations
UT La Rural S.A. - OFC S.R.L - Ogden y Enusa	(2)	-	Fees
E-Commerce Latina S.A.	33	69	Financial operations
La Rural S.A.	(1)	-	Leases and/or rights of use
Panamerican Mall S.A.	161	147	Fees
	(77)	(29)	Leases and/or rights of use
	-	(92)	Financial operations
Emprendimiento Recoleta S.A.	1	2	Fees
Cyrsa S.A.	9	16	Financial operations
Centro de Entretenimientos La Plata S.A.	(13)	(16)	Leases and/or rights of use
We Are Appa S.A.	9	20	Fees
	4	(8)	Leases and/or rights of use
Nuevo Puerto Santa Fe S.A.	(2)	(8)	Leases and/or rights of use
	48	22	Fees
	-	8	Financial operations
Quality Invest S.A.	8	8	Fees
	(21)	(12)	Leases and/or rights of use
	2	-	Financial operations
Total subsidiaries, associates and joint ventures	(825)	1,562
Directors	(1,625)	(1,305)	Fees
Senior Management	(105)	(25)	Fees
Total Directors and Senior Management	(1,730)	(1,330)
BHN Seguros Generales S.A.	-	39	Leases and/or rights of use
BHN Sociedad de Inversión S.A.	-	14	Leases and/or rights of use
BHN Vida S.A.	-	43	Leases and/or rights of use
BACS Administradora de Activos S.A.	-	12	Leases and/or rights of use
Austral Gold	-	8	Leases and/or rights of use
	3	4	Fees
Consultores Assets Management	-	14	Leases and/or rights of use
	3	2	Fees
Hamonet S.A.	(6)	(6)	Leases and/or rights of use
Isaac Elsztain e Hijos S.C.A.	(14)	(16)	Leases and/or rights of use
Estudio Zang, Bergel & Viñes	-	(39)	Fees
Banco de Crédito y Securitización S.A.	-	92	Leases and/or rights of use
Nuevas Fronteras S.A.	15	-	Financial operations
Fundación IRSA	(59)	(63)	Donations
	-	2	Leases and/or rights of use
Museo de los niños	2	(10)	Leases and/or rights of use
Fundación Puerta 18	(18)	(22)	Donations
IRSA - Galerías Pacífico S.A. U.T.	80	47	Financial operations
Fundación IRSA	(59)	-	Donations
Hoteles Argentinos SAU	-	2	Fees
Nuevas Fronteras S.A.	25	27	Fees
	15	10	Financial operations
Other subsidiaries, associates and joint ventures	(13)	160
Total at the end of the period	(2,978)	(1,324)

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the transactions with related parties without impact in results for the nine-month period ended March 31, 2023 and 2022:

Related parties	03.31.2023	03.31.2022	Operation description
Fibesa S.A.	403	257	Dividends received
IRSA - Galerías Pacífico S.A. U.T.	1,369	-	Dividends received
Arcos del Gourmet S.A	409	1,696	Dividends received
Panamerican Mall S.A.	571	-	Dividends received
Nuevo Puerto Santa Fe S.A.	174	-	Dividends received
Total dividends received	2,926	1,953
Palermo Invest S.A.	(3)	(37)	Irrevocable contributions
Inversora Bolívar S.A.	(1)	(27)	Irrevocable contributions
E-Commerce Latina S.A.	-	(290)	Irrevocable contributions
Tyrus S.A.	-	(278)	Irrevocable contributions
Hoteles Argentinos SAU	-	(102)	Irrevocable contributions
Liveck S.A.	-	(69)	Irrevocable contributions
Quality Invest S.A.	(44)	(72)	Irrevocable contributions
Torodur S.A	-	(407)	Irrevocable contributions
Centro de Entretenimientos La Plata S.A.	(186)	-	Irrevocable contributions
Total irrevocable contributions to subsidiaries	(234)	(1,282)

IRSA Inversiones y Representaciones Sociedad Anónima

24.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (1)	Amount (2)	Foreign exchange rate (3)	Total as of 03.31.2023	Total as of 06.30.2022
Assets
Trade and other receivables
US Dollar	7.30	208.61	1,522	1,721
Euros	0.08	226.15	18	19
Receivables with related parties
US Dollar	41.48	209.01	8,669	2,330
Total Trade and other receivables			10,209	4,070
Investments in financial assets
US Dollar	8.13	208.61	1,696	1,252
Investment in financial assets with related parties
US Dollar	10.88	209.01	2,275	3,010
Total Investments in financial assets			3,971	4,262
Cash and cash equivalents
US Dollar	13.04	208.61	2,721	13,501
Total Cash and cash equivalents			2,721	13,501
Total Assets			16,901	21,833

Liabilities
Trade and other payables
US Dollar	4.80	209.01	1,003	723
Euros	-	227.11	-	2
Payables with related parties
US Dollar	0.41	209.01	85	106
Total Trade and other payables			1,088	831
Lease liabilities
US Dollar	1.57	209.01	328	2
Total Lease liabilities			328	2
Borrowings
US Dollar	304.50	209.01	63,644	104,954
Borrowings with related parties
US Dollar	82.79	209.01	17,304	19,226
Total Borrowings			80,948	124,180
Total Liabilities			82,364	125,013

(1)
Considering foreign currencies those that differ from the Group’s functional currency at each period / year.
(2)
Expressed in millions of foreign currency.
(3)
Exchange rate as of March 31, 2023 according to Banco de la Nación Argentina records.

IRSA Inversiones y Representaciones Sociedad Anónima

25.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 Investment properties and Note 8 Property, plant and equipment
Exhibit B - Intangible assets	Note 10 Intangible assets
Exhibit C - Equity investments	Note 6 Information about the main subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 Financial instruments by category
Exhibit E - Provisions and allowances	Note 13 Trade and other receivables and Note 17 Provisions
Exhibit F - Cost of sales and services provided	Note 9 Trading properties and Note 19 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 23 Foreign currency assets and liabilities

26.
     CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following provider:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
San Miguel de Tucumán 601, Carlos Spegazzini.
Torcuato Di Tella 1800, Carlos Spegazzini.
Puente del Inca 2540, Carlos Spegazzini

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of Section I, Chapter V, Title II of the CNV RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known accident in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

27.
Negative working capital

As of March 31, 2023, the Company presents a negative working capital of ARS 744, which is permanently monitored by the Shareholder meeting and the Management.

28.
Other relevant events of the period

See Note 28 to the Unaudited Condensed Interim Consolidated Financial Statements.

29.
Subsequent events

See Note 29 to the Unaudited Condensed Interim Consolidated Financial Statements.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Carlos Della Paolera 261 - 9th floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (“the Company”), including the unaudited condensed interim separate statement of financial position at March 31, 2023, the unaudited condensed interim separate statements of income and other comprehensive income for the nine month period and three month period ended March 31, 2023 and the unaudited condensed interim separate statements of changes in shareholders’ equity and of cash flows for the nine month period then ended, and selected explanatory notes.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, and the separate statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of March 2023;

Free translation from the original prepared in Spanish for publication in Argentina

c)
at March 31, 2023 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 171,935,778 which was not due at that date.

Autonomous City of Buenos Aires, May 8, 2023.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17	C.P.C.E.C.A.B.A. T° 1 F° 30
Carlos Brondo Public Accountant (UNCUYO) C.P.C.E.C.A.B.A. T° 391 F° 078	Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(in millions of ARS)	IIIQ 23	IIIQ 22	YoY Var	9M 23	9M 22	YoY Var
Revenues	16,273	13,554	20.1%	53,876	39,759	35.5%
Result from fair value adjustment of investment properties	1,039	(75,901)	-	(34,909)	(22,666)	54.0%
Result from operations	6,600	(70,281)	-	(14,608)	(7,417)	97.0%
Depreciation and amortization	338	364	(7.1)%	1,183	1,180	0.3%
EBITDA (1)	6,938,	(69,917)	-	(13,425)	(6,237)	115.2%
Adjusted EBITDA (1)	14,326,	10,657,	34.4%	31,251	26,031	20.1%
Result for the period	12,978	(37,013)	-	31,768	23,501	35.2%
Attributable to equity holders of the parent	12,399	(35,518)	-	30,768	25,476	20.8%
Attributable to non-controlling interest	579	(1,495)	-	1,000	(1,975)	-
(1)
See Point XVI: EBITDA Reconciliation

Group revenues increased by 35.5% during the nine-months of 2023 compared to the same period in 2022, mainly due to the favorable evolution of Shopping Centers and Hotels segments.

Adjusted EBITDA from the rental segments reached ARS 26,682 million, 38,7% higher than the nine-month period of the previous year, ARS 21,216 million coming from the Shopping Centers segment, ARS 2,270 million from the office segment and ARS 3,196 million from Hotels segment. Total Adjusted EBITDA, that includes sales of investment properties, reached ARS 31,251 million, increasing 20.1% in the period.

The net result for the nine-month period of fiscal year 2023 registered a gain of ARS 31,768, 35,2% higher than the same period of the previous year. This is mainly explained by better operating results and the impact of the reversal of an income tax provision due to jurisprudence regarding tax inflation adjustment.

II. Shopping Malls

Our portfolio’s leasable area totaled 335,893 sqm of GLA. Real tenants’ sales of our shopping centers reached ARS 377,783 million in the nine-months of fiscal year 2023, 18.32% higher than in the same period of the previous fiscal year.

Portfolio occupancy reached 96.8% due to the occupancy of big surfaces, liberated during the pandemic, at Dot Baires Shopping, Mendoza Plaza Shopping and Alto Avellaneda.

Shopping Malls’ Operating Indicators

	IIIQ 23	IIQ 23	IQ 23	IVQ 22	IIIQ 22
Gross leasable area (sqm)	335,893	336,240	336,240	335,666	335,690
Tenants’ sales (3 months cumulative in current currency)	110,616	145,144	122,023	101,999	100,759
Occupancy	96.8%	93.9%	93.7%	93.1%	91.5%

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2023

Shopping Malls’ Financial Indicators

(in millions of ARS)	IIIQ 23	IIIQ 22	YoY Var	9M 23	9M 22	YoY Var
Revenues from sales, leases, and services	8,848	7,313	21.0%	28,073	21,517	30.5%
Net result from fair value adjustment on investment properties	(3,339)	(4,896)	(31.8)%	(10,518)	(18,932)	(44.4)%
Result from operations	2,655	(62)	-	10,342	(4,285)	-
Depreciation and amortization	104	81	28.4%	356	313	13.7%
EBITDA (1)	2,759	19	14,421.1%	10,698	(3,972)	-
Adjusted EBITDA (1)	6,098	4,915	24.1%	21,216	14,960	41.8%
(1)
See Point XVI: EBITDA Reconciliation

Income from this segment during the nine-months of fiscal year 2023 reached ARS 28,073 million, an increase of 30.5% when compared with the same period of previous fiscal year. Adjusted EBITDA reached ARS 21,216 million, 41.8% higher than in the same period of fiscal year 2022 as costs increased at a lower rate than revenues.

Operating data of our shopping malls

	Date of acquisition	Location	Gross Leasable Area (sqm)(1)	Stores	Occupancy (2)	IRSA Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	20,507	141	99.3%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	37,163	162	98.7%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	39,457	123	92.2%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,812	112	96.1%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,664	91	92.1%	100%
Dot Baires Shopping	May-09	City of Buenos Aires	47,811	162	97.8%	80%
Soleil	Jul-10	Province of Buenos Aires	15,673	74	99.6%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,457	67	98.1%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,381	85	97.1%	100%
Alto Rosario Shopping	Nov-04	Santa Fe	34,858	137	95.8%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	41,511	127	97.1%	100%
Córdoba Shopping	Dec-06	Córdoba	15,368	99	98.6%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,531	68	96.9%	50%
Alto Comahue	Mar-15	Neuquén	11,700	89	97.3%	99.95%
Patio Olmos(5)	Sep-07	Córdoba	-	-	-
Total			335,893	1.537	96.8%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto).
(5) IRSA owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2023

Quarterly and cumulative tenants’ sales as of March 31, 2023, compared to the same period of fiscal years 2022, 2021, 2020, and 2019

(ARS million)	IIIQ 23	IIIQ 22	YoY Var
Alto Palermo	14,054	12,589	11.6%
Abasto Shopping	16,397	13,615	20.4%
Alto Avellaneda	10,862	8,917	21.8%
Alcorta Shopping	8,202	8,228	(0.3)%
Patio Bullrich	4,574	4,547	0.6%
Buenos Aires Design(1)	-	-	0.0%
Dot Baires Shopping	9,113	8,192	11.2%
Soleil	5,733	5,547	3.4%
Distrito Arcos	7,576	7,021	7.9%
Alto Noa Shopping	4,721	4,863	(2.9)%
Alto Rosario Shopping	12,288	11,581	6.1%
Mendoza Plaza Shopping	7,520	7,348	2.3%
Córdoba Shopping	3,882	3,528	10.0%
La Ribera Shopping(2)	1,995	1,805	10.5%
Alto Comahue	3,699	2,978	24.2%
Total sales	110,616	100,759	9.8%
(1) December 5, 2018, end of concession
(2) Through our joint venture Nuevo Puerto Santa Fe S.A.

(ARS million)	9M 23	9M 22	YoY Var	9M 21	9M 20	9M 19
Alto Palermo	49,535	39,743	24.6%	16,729	36,544	37,286
Abasto Shopping	54,711	39,939	37.0%	15,202	37,023	40,194
Alto Avellaneda	37,203	28,379	31.1%	12,602	32,789	35,928
Alcorta Shopping	29,084	28,050	3.7%	13,180	21,786	21,080
Patio Bullrich	16,177	14,471	11.8%	8,494	14,516	13,809
Buenos Aires Design(1)	-	-	-	-	-	2,331
Dot Baires Shopping	30,059	25,547	17.7%	11,798	29,133	30,652
Soleil	19,880	18,604	6.9%	9,505	15,134	15,952
Distrito Arcos	27,909	23,338	19.6%	12,931	17,031	14,637
Alto Noa Shopping	15,586	14,667	6.3%	11,024	12,766	13,557
Alto Rosario Shopping	43,231	37,914	14.0%	24,765	29,960	29,292
Mendoza Plaza Shopping	22,983	21,715	5.8%	20,648	22,308	23,629
Córdoba Shopping	13,323	12,288	8.4%	8,056	9,188	9,898
La Ribera Shopping(2)	6,746	5,684	18.7%	2,999	6,206	6,881
Alto Comahue	11,356	8,973	26.6%	3,968	9,023	9,586
Total sales	377,783	319,312	18.3%	171,901	293,407	304,712
(1) December 5, 2018, end of concession
(2) Through our joint venture Nuevo Puerto Santa Fe S.A.

Quarterly and cumulative tenants’ sales per type of business as of March 31, 2023, compared to the same period of fiscal years 2022, 2021, 2020 and 2019(1)

(ARS million)	IIIQ 23	IIIQ 22	YoY Var
Department Store	-	-	-
Clothes and footwear	59,733	56,549	5.6%
Entertainment	3,362	2,547	32.0%
Home and decoration	3,079	3,069	0.3%
Restaurants	14,520	10,730	35.3%
Miscellaneous	12,860	15,935	(19.3)%
Services	2,137	1,766	21.0%
Home Appliances	14,925	10,163	46.9%
Total	110,616	100,759	9.8%

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2023

(in millions of ARS)	9M 23	9M 22	YoY Var	9M 21	9M 20	9M 19
Department Store	-	-	-	9,213	15,556	16,264
Clothes and footwear	218,865	190,494	14.9%	94,529	161,724	165,824
Entertainment	10,448	7,156	46.0%	1,066	9,212	9,585
Home and decoration	9,058	8,757	3.4%	4,957	6,017	9,376
Restaurants	42,127	29,770	41.5%	12,690	32,958	34,550
Miscellaneous	45,295	49,296	-8.1%	27,039	40,804	39,186
Services	6,571	5,145	27.7%	2,101	3,423	3,718
Home Appliances	45,419	28,694	58.3%	20,306	23,713	26,209
Total	377,783	319,312	18.3%	171,901	293,407	304,712
(1)
Includes sales from stands and excludes spaces used for special exhibitions.

Revenues from quarterly and cumulative leases as of March 31, 2023, compared to the same period of fiscal year 2022, 2021, 2020 & 2019

(ARS million)	IIIQ 23	IIIQ 22	YoY Var
Base rent	4,044	2,840	42.4%
Percentage rent	2,861	3,109	(8.0)%
Total rent	6,905	5,949	16.1%
Non-traditional advertising	151	155	(2.6)%
Revenues from admission rights	979	650	50.6%
Fees	85	90	(5.6)%
Parking	429	251	70.9%
Commissions	268	190	41.1%
Other	31	28	10.7%
Subtotal	8,848	7,313	21.0%
Expenses and Collective Promotion Fund	3,023	1,971	53.4%
Total	11,871	9,284	27.9%

(ARS million)	9M 23	9M 22	YoY Var	9M 21	9M 20	9M 19
Base rent	11,237	7,234	55.3%	5,812	11,649	15,197
Percentage rent	11,593	10,531	10.1%	3,118	6,356	5,723
Total rent	22,830	17,765	28.5%	8,930	18,005	20,920
Non-traditional advertising	584	451	29.5%	212	633	610
Revenues from admission rights	2,488	1758	41.5%	1,685	3,105	3,417
Fees	250	277	(9.7)%	294	343	398
Parking	1220	715	70.6%	63	1,261	1,587
Commissions	643	484	32.9%	339	641	809
Other	58	67	(13.4)%	351	172	782
Subtotal	28,073	21,517	30.5%	11,874	24,160	28,523
Expenses and Collective Promotion Fund	10,154	7,458	36.1%	5,824	10,442	11,133
Total	38,227	28,975	31.9%	17,698	34,602	39,656
(1)
Includes Revenues from stands for ARS 1,977.6 million cumulative as of December 2022
(2)
Includes ARS 25.9 million from Patio Olmos.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2023

III. Offices

According to Colliers, the quarter closes with a slight increase in vacancy standing at 17.7%, in the Buenos Aires City premium market (A+ & A), while prices remain stable at average levels of USD 22.3 per sqm.

Offices’ Operating Indicators

	IIIQ 23	IIQ 23	IQ 23	IVQ 22	IIIQ 22
Gross Leasable area	74,392	82,708	82,708	83,892	103,777
Total Occupancy	68.4%	68.6%	68.5%	73.3%	66.4%
Class A+ & A Occupancy	86.9%	83.7%	82.0%	85.5%	74.6%
Class B Occupancy	16.1%	19.6%	24.9%	33.5%	30.9%
Rent USD/sqm	25.6	24.8	25.0	24.5	24.6

The gross leasable area of the third quarter of fiscal year 2023 was 74,932 sqm, decreasing significantly when compared to the previous quarter due to the sale of seven floors in the “261 Della Paolera” building. The average occupancy of the premium portfolio grew to 86.9% mainly due to the full occupancy of this building during the quarter and the average rent reached USD 25.6/m2.

Offices’ Financial Indicators

(in ARS million)	IIIQ 23	IIIQ 22	YoY Var	9M 23	9M 22	YoY Var
Revenues from sales, leases and services	918	1,337	(31.3)%	2,908	4,194	(30.7)%
Net result from fair value adjustment on investment properties, PP&E e inventories	5,223	(27,689)	-	(4,435)	(26,228)	(83.1)%
Profit from operations	5,863	(26,861)	-	(2,281)	(23,652)	(90.4)%
Depreciation and amortization	15	48	(68.8)%	116	178	(34.8)%
EBITDA(1)	5,878	(26,813)	-	(2,165)	(23,474)	(90.8)%
Adjusted EBITDA (1)	655	876	(25.2)%	2,270	2,754	(17.6)%
(1) See Point XVI: EBITDA Reconciliation

During the nine-months of fiscal year 2023, revenues from the offices segment decreased by 30.7% and Adjusted EBITDA decreased 17.6% compared to the previous fiscal year, mainly explained by the impact of asset sales. Adjusted EBITDA margin was 78.1%.

Below is information on our office segment:

Offices & Others	Date of Acquisition	Gross Leasable Area (sqm)(1)	Occupancy (2)	Actual Interest	9M 23 - Rental revenues (ARS thousand) (4)
AAA & A Offices
Boston Tower	Dec-14				2,396
Intercontinental Plaza (3)	Dec-14	2,979	100.0%	100%	192,394
Dot Building	Nov-06	11,242	51.6%	80%	358,575
Zetta	May-19	32,173	94.6%	80%	1,598,850
261 Della Paolera – Catalinas(5)	Dec-20	8,516	100%	100%	627,358
Total AAA & A Offices		54,910	86.9%		2,779,573

B Offices
Suipacha 652/64	Dec-14	11,465	-	100%	214
Philips	Jun-17	8,017	39.2%	100%	128,465
Total B Buildings		19,482	16.1%	100%	128,679
Subtotal Offices		74,392	68.4%		2,908,252

(1) Corresponds to the total gross leasable area of each property as of March 31, 2023. Excludes common areas and parking lots.
(2) Calculated by dividing occupied square meters by gross leasable area as of March 31, 2023.
(3) We own 13.2% of the building that has 22,535 square meters of gross leasable area.
(4) Corresponds to the accumulated income of the period.
(5) We own 23,7% of the building that has 35,872 square meters of gross leasable area.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2023

IV. Hotels

The exclusive Llao Llao resort, in the city of Bariloche, in southern Argentina, continues to register record levels of income and occupancy, and a strong recovery is being observed in the Intercontinental and Libertador hotels that the company owns in the city of Buenos Aires. This is due to the increase in international tourism, the exchange rate competitiveness in Argentina and the regularization of the conventions and corporate events segment.

(in ARS million)	IIIQ 23	IIIQ 22	YoY Var	9M 23	9M 22	YoY Var
Revenues	3,198	2,215	44.4%	9,249	5,494	68.3%
Profit from operations	929	496	87.3%	2,712	1,014	167.5%
Depreciation and amortization	169	173	(2.3)%	484	503	(3.8)%
EBITDA	1,098	669	64.1%	3,196	1,517	110.7%

During the first nine-months of fiscal year 2023, Hotels segment recorded an increase in revenues of 68.3% compared with the same period of fiscal year 2022 while the segment’s EBITDA reached ARS 3,196 million, a 110.7% increase when compared to the same period of fiscal year 2022.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(4)
Intercontinental (1)	11/01/1997	76,34%	313	69.2%
Sheraton Libertador (2)	03/01/1998	100,00%	200	52.5%
Llao Llao (3)	06/01/1997	50,00%	205	83.2%
Total	-	-	718	68.6%
(1) Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(2) Through Hoteles Argentinos S.A.U.
(3) Through Llao Llao Resorts S.A
(4) Three months cumulated average.

Hotels’ operating and financial indicators.

	IIQ 23	IIQ 23	IQ 23	IVQ 22	IIIQ 22
Average Occupancy	68.6%	71.4%	62.7%	52.0%	45.2%
Average Rate per Room (USD/night)	231	208	227	172	234

V. Sales and Developments

(in ARS million)	IIIQ 23	IIIQ 22	YoY Var	9M 23	9M 22	YoY Var
Revenues	106	129	(17.8)%	2,750	603	356.1%
Net result from fair value adjustment on investment properties	(852)	(45,392)	(98.1)%	(20,746)	20,048	(203.5)%
Result from operations	(2,621)	(45,373)	(94.2)%	(21,528)	18,296	(217.7)%
Depreciation and amortization	(1)	17	(105.9)%	59	41	43.9%
Net result from fair value adjustment on investment properties	8,427	4,673	80.3%	9,767	9,602	1.7%
EBITDA (1)	(2,622)	(45,356)	(94.2)%	(21,469)	18,337	(217.1)%
Adjusted EBITDA (1)	6,657	4,709	41.4%	9,044	7,891	14.6%
(1)
See Point XVI: EBITDA Reconciliation

Adjusted EBITDA of “Sales and Developments” segment reached ARS 9,044 million during the nine-months of fiscal year 2023, 14.6% higher than the registered during the previous fiscal year, mainly due to floors sales of the “261 Della Paolera” building made during the period.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2023

VI. Others

(in millions of ARS)	IIIQ 23	IIIQ 22	YoY Var	9M 23	9M 22	YoY Var
Revenues	129	41	214.6%	549	131	319.1%
Net result from fair value adjustment on investment properties	(25)	(33)	(24.2)%	(85)	180	(147.2)%
Result from operations	(208)	(438)	(52.5)%	(4,534)	(723)	527.1%
Depreciation and amortization	59	51	15.7%	183	153	19.6%
EBITDA	(149)	(387)	(61.5)%	(4,351)	(570)	663.3%
Adjusted EBITDA	(124)	(354)	(65.0)%	(4,266)	(750)	468.8%

VII. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of March 31, 2023. During the nine-month period of fiscal year 2023, the investment in Banco Hipotecario generated an ARS 1,461 million gain compared to a ARS 161 million loss during the same period of 2022. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

VIII. EBITDA by Segment (ARS million)

9M 23	Shopping Malls	Offices	Sales and Developments	Hotels	Others	Total
Result from operations	10,342	(2,281)	(21,528)	2,712	(4,534)	(15,289)
Depreciation and amortization	356	116	59	484	183	1,198
EBITDA	10,698	(2,165)	(21,469)	3,196	(4,351)	(14,091)

9M 22	Shopping Malls	Offices	Sales and Developments	Hotels	Others	Total
Result from operations	(4,285)	(23,652)	18,296	1,014	(723)	(9,350)
Depreciation and amortization	313	178	41	503	153	1,188
EBITDA	(3,972)	(23,474)	18,337	1,517	(570)	(8,162)
EBITDA Var	-	(90.8)%	(217.1)%	110.7%	663.3%	72.6%

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2023

IX. Reconciliation with Consolidated Statements of Income (ARS million)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income. The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	43,529	(252)	10,599	-	53,876
Costs	(7,782)	119	(10,793)	-	(18,456)
Gross result	35,747	(133)	(194)	-	35,420
Result from sales of investment properties	(35,784)	875	-	-	(34,909)
General and administrative expenses	(7,507)	37	-	32	(7,438)
Selling expenses	(2,933)	16	-	-	(2,917)
Other operating results, net	(4,812)	(19)	99	(32)	(4,764)
Result from operations	(15,289)	776	(95)	-	(14,608)
Share of loss of associates and joint ventures	1,925	(545)	-	-	1,380
Result before financial results and income tax	(13,364)	231	(95)	-	(13,228)
*Includes Puerto Retiro, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín plot).

X. Financial Debt and Other Indebtedness

The following table describes our total indebtedness as of March 31, 2023:

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	35.0	Floating	< 360 days
Series VIII	USD	10.3	10.0%	Nov-23
Series XI	USD	12.8	5.0%	Mar-24
Series XII	ARS	47.6	Floating	Mar-24
Series XIII	USD	29.6	3.9%	Aug-24
Series XIV	USD	156.0	8.75%	Jun-28
Series XV	USD	61.7	8.0%	Mar-25
Series XVI	USD	28.3	7.0%	Jul-25
IRSA’s Total Debt	USD	381.3
Cash & Cash Equivalents + Investments (2)	USD	185.3
IRSA’s Net Debt	USD	196.0
(1)
Principal amount in USD (million) at an exchange rate of ARS 209.01/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2023

XI. Material and Subsequent Events

January 2023: Note’s issuance

On January 31, 2023, IRSA issued new Notes for a total amount of USD 90.0 million:

●
Series XV (dollar MEP): for USD 61.75 million at a fixed rate of 8.0%, with semi-annual payments. The principal will be paid at maturity on March 25, 2025. The price of issuance was 100.0% of the nominal value.

●
Series XVI (blue chip swap dollar): for USD 28.25 million at a fixed rate of 7.0%, with semi-annual payments. The principal will be paid at maturity on July 25, 2025. The price of issuance was 100.0% of the nominal value. USD 5.07 million were subscribed in cash and USD 23.18 million in kind with Series IX Notes (Nominal Value USD 22.5 million).

The funds will be used to refinance short-term liabilities.

February 2023: Series II Notes Redemption

On February 3, 2023, the Company resolved to early redeem the total outstanding amount of Series II Notes, originally issued by IRSA Propiedades Comerciales S.A., for USD 121 million maturing on March 23, 2023.

The redemption took place on February 3, 2023, in accordance with the terms and conditions detailed in the Offering Memorandum of Series II Notes and the price was 100% of the face value of the Series II Notes, plus accrued and unpaid interest.

February 2023: Series IX Notes Partial Cancellation and Redemption

On February 6, 2023, and regarding the issuance of Series XVI Notes, which were partially subscribed with Series IX Notes, the Company announced the partial cancellation of Series IX Notes for an amount of USD 22.5 million, which were originally issued for USD 80.7 million, maturing on March 1, 2023.

The redemption of the remaining USD 58.2 million took place on February 17, 2023, in accordance with the terms and conditions detailed in the Offering Memorandum of Series IX Notes and the price was 100% of the face value of the Series IX Notes, plus accrued and unpaid interest.

February 2023: Warrants Exercise

Between February 17 and 25, 2023, certain warrants holders have exercised their right to acquire additional shares and 226,818 ordinary shares of the Company were registered, with a nominal value of VN ARS 1. As a result of the exercise, USD 93,902.65 were collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 810,895,390 to 811,122,208, and the new number of outstanding warrants decreased from 79,939,561 to 79,722,318.

March 2023: “Della Paolera 261” floors sale

On March 1, 2023, the Company sold and transferred two floors of the “261 Della Paolera” tower for a total area of approximately 2,394 sqm and 18 parking spaces located in the building.

The transaction price was set at approximately USD 22.5 million (USD/sqm 9,380), which had already been paid.

After this transaction, IRSA keeps the property of 12 floors of the building with an approximate leasable area of 14,437 sqm, in addition to parking spaces and other complementary spaces.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2023

March 2023: Building Adjudication

The Company informs that it has purchased, by public auction from the Government of the Autonomous City of Buenos Aires (hereinafter "GCABA"), a property located at Paseo Colón 245, few meters away from the “Casa Rosada”, the National Government headquarters. The Company also acquired 12 parking spaces located at Paseo Colón 275.

The property, with mixed-use potential, has 13 office floors in a covered area of approximately 13,700 sqm and a basement with parking lots. The purchase price was ARS 1,434,793,198, which was fully paid.

As of today, the signing of the deed is pending. Simultaneously with the deed, the Company is required to sign a free lease agreement with the GCABA, that will hold the property free of charge for a period of 18 months (with the option to extend it for 6 additional months under rental agreement), in accordance with the conditions agreed upon in the auction.

April 2023: Credit Rating update

On April 3, FIX SCR S.A. Risk Rating Agent (affiliate of Fitch Ratings), raised from AA to AA+ the rating of the Company's Notes.

April 2023: General Ordinary and Extraordinary Shareholders’ Meeting

On October 28, 2022, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Capital Stock increase to the sum of ARS 7,363,527,208, through the partial capitalization of the issue premium account and the resulting issuance of 6,552,405,000 to be allocated to the shareholders according to their equity interest.

●
Change of the par value of the shares from ARS 1 to ARS 10.

●
Distribution of a cash dividend for ARS 21,900 million.

On May 5, 2023, the Company distributed among its shareholders the cash dividend in an amount of ARS 21,900,000,000 equivalent to 2,731.3451% of the stock capital, an amount per share of ARS ARS 27.3135 (ARS 1 par value) and an amount per ADR of ARS 273.1345 (Argentine Pesos per ADR).

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2023

XII. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	03.31.2023	03.31.2022	03.31.2021	03.31.2020	03.31.2019
Non-current assets	517.736	545,807	613,133	1,571,346	2,328,766
Current assets	63.797.	49,846	58,280	806,272	967,670
Total assets	581.533.	595,653	671,413	2,377,618	3,296,436
Capital and reserves attributable to the equity holders of the parent	297.754.	240,843	215,226	129,776	303,645
Non-controlling interest	18.407	17,148	71,320	245,891	363,136
Total shareholders’ equity	316.161 .	257,991	286,546	375,667	666,781
Non-current liabilities	220.777	286,534	290,181	1,438,144	2,113,192
Current liabilities	44.595	51,128	94,686	563,807	516,463
Total liabilities	265.372	337,662	384,867	2,001,951	2,629,655
Total liabilities and shareholders’ equity	581.533 .	595,653	671,413	2,377,618	3,296,436

XIII. Summarized Comparative Consolidated Income Statement

(in ARS million)	03.31.2023	03.31.2022	03.31.2021	03.31.2020	03.31.2019
Profit from operations	(14,608)	(7,417)	(17,171)	33,412	(14,095)
Share of profit of associates and joint ventures	1,380	(1,539)	(6,472)	1,781	(6,341)
Result from operations before financing and taxation	(13,228)	(8,956)	(23,643)	35,193	(20,436)
Financial income	498	590	286	662	3,552
Financial cost	(10,014)	(12,993)	(14,673)	(19,897)	(36,301)
Other financial results	8,127	30,098	18,501	(23,778)	9,866
Inflation adjustment	10,946	2,464	631	1,163	(3,753)
Financial results, net	9,557	20,159	4,745	(41,850)	(26,636)
Results before income tax	(3,671)	11,203	(18,898)	(6,657)	(47,072)
Income tax	35,439	12,298	(2,241)	(9,041)	14,263
Result for the period from continued operations	31,768	23,501	(21,139)	(15,698)	(32,809)
Result for the period from discontinued operations after taxes	-	-	(25,484)	(3,235)	(27,950)
Result of the period	31,768	23,501	(46,623)	(18,933)	(60,759)
Other comprehensive results for the period	(1,075)	(1,397)	(31,562)	29,020	26,247
Total comprehensive result for the period	30,693	22,104	(78,185)	10,087	(34,512)

Attributable to:
Equity holders of the parent	29,689	24,091	(49,019)	(55,736)	(38,318)
Non-controlling interest	1,004	(1,987)	(29,166)	65,823	3,806

XIV. Summary Comparative Consolidated Cash Flow

(in ARS million)	03.31.2023	03.31.2022	03.31.2021	03.31.2020	03.31.2019
Net cash generated from operating activities	20,302	14,466	8,826	105,441	78,638
Net cash generated from investing activities	21,892	19,969	187,430	73,116	47,711
Net cash used in financing activities	(48,726)	(27,369)	(130,123)	(297,399)	(81,979)
Net (decrease) / increase in cash and cash equivalents	(6,532)	7,066	66,133	(118,842)	44,370
Cash and cash equivalents at beginning of year	22,251	5,514	387,612	370,813	355,945
Cash and cash equivalents reclassified to held for sale	-	-	-	(2,700)	(2,857)
Inflation adjustment	(550)	(423)	(511)	(663)	(731)
Deconsolidation of subsidiaries	-	-	(415,059)	-	-
Foreign exchange (loss) / gain on cash and changes in fair value for cash equivalents	(183)	(539)	(25,341)	7,407	14,514
Cash and cash equivalents at period-end	14,986	11,618	12,834	256,015	411,241

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2023

XV. Comparative Ratios

(in ARS million)	03.31.2023		03.31.2022		03.31.2021		03.31.2020		03.31.2019
Liquidity
CURRENT ASSETS	63,797	1.43	49,846	0.97	58,280	0.62	806,272	1.43	967,670	1.87
CURRENT LIABILITIES	44,595		51,128		94,686		563,807		516,463
Solvency
SHAREHOLDERS’ EQUITY	316,161	1.19	257,991	0.76	286,546	0.74	375,667	0.19	666,781	0.25
TOTAL LIABILITIES	265,372		337,662		384,867		2,001,951		2,629,655
Capital Assets
NON-CURRENT ASSETS	517,736	0.89	545,807	0.92	613,133	0.91	1,571,346	0.66	2,328,766	0.71
TOTAL ASSETS	581,533		595,653		671,413		2,377,618		3,296,436
Profitability
RESULT OF THE PERIOD	31,768	0.11	23,501	0.09	(46,623)	(0.14)	(18,933)	(0.04)	(60,759)	(0.13)
AVERAGE SHAREHOLDERS’ EQUITY	287,076		259,794		331,107		521,224		470,685

XVI. EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net profit from fair value adjustment of investment properties, not realized.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2023	2022
Profit for the period	31,768	23,501
Interest income	(498)	(590)
Interest expense	9,070	11,813
Income tax	(35,439)	(12,298)
Depreciation and amortization	1,183	1,180
EBITDA (unaudited)	6,084	23,606
Net gain / (loss) from fair value adjustment of investment properties	34,909	22,666
Realized net gain from fair value adjustment of investment properties	9,767	9,602
Share of profit of associates and joint ventures	(1,380)	1,539
Foreign exchange differences net	(4,993)	(21,876)
Result from derivative financial instruments	(43)	(28)
Fair value gains of financial assets and liabilities at fair value through profit or loss	(2,940)	(4,872)
Inflation adjustment	(10,946)	(2,464)
Other financial costs/income	793	(2,142)
Adjusted EBITDA (unaudited)	31,251	26,031
Adjusted EBITDA Margin (unaudited) (1)	58.01%	65.47%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by revenue from sales, rents and services.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2023

XVII.
NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI”. We define NOI as gross profit from operations, less Selling expenses, plus realized result from fair value adjustments of investment properties, plus Depreciation and amortization.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profitfrom operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2023	2022
Gross profit	35,420	24,520
Selling expenses	(2,917)	(2,755)
Depreciation and amortization	1,183	1,180
Realized result from fair value of investment properties	9,767	9,602
NOI (unaudited)	43,453	32,547

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2023

XVIII.
FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus depreciation and amortization of property, plant and equipment, intangible assets and amortization of initial costs of leases minus total net financial results excluding net financial interests, minus unrealized result from fair value adjustments of investment properties minus inflation adjustment plus deferred tax, and less non-controlling interest net of the result for fair value, less the result of participation in associates and joint ventures.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

For the nine-month period ended March 31 (in ARS million))
	2023	2023
Result for the period	31,768	23,501
Result from fair value adjustments of investment properties	34,909	22,666
Result from fair value adjustments of investment properties, realized	9,767	9,602
Depreciation and amortization	1,183	1,180
Foreign exchange, net	(4,993)	(21,876)
Other financial results	44	(846)
Results from derivative financial instruments	(43)	(28)
Results of financial assets and liabilities at fair value through profit or loss	(2,942)	(4,872)
Other financial costs	944	1,180
Income tax current / deferred(1)	(37,414)	(13,624)
Non-controlling interest	(1,000)	1,975
Non-controlling interest related to PAMSA’s fair value	(1,646)	(3,696)
Results of associates and joint ventures	(1,380)	1,539
Inflation adjustment	(10,946)	(2,464)
Repurchase of non-convertible notes	(195)	(2,476)
Adjusted FFO	18,058	11,761
(1)
Net of the effect of current Income Tax that contains the reversal of an unpaid provision.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2023

XIX. Brief comment on prospects for the Next Quarter

The third quarter of fiscal year 2023 maintained the good operating performance in the rental businesses, mainly shopping centers and hotels, with EBITDA levels higher than the pre-pandemic.

We are very satisfied with the operating results of our segments, and we are optimistic regarding their future evolution. Shopping centers maintain their sales performance and are recovering occupancy levels prior to the pandemic. Regarding the office segment, we continue to have great interest from clients and tenants to rent and/or buy our buildings or premium floors. The hotel sector has been observing high income and occupancy levels and we expect it to continue to evolve favorably given the increase in domestic and international tourism and the recovery of the conventions and corporate events segment.

Regarding the sales and development segment, we will continue to analyze real estate acquisition and sale opportunities while evaluating the best time to launch the mixed-use developments that the company has in its portfolio on its extensive land reserve. Regarding our largest development, Costa Urbana, we will continue to make progress in 2023 in the definition of the project, the presentations, and municipal administrative procedures to be able to comply with the agreed considerations and have the permits to carry out, in stages, the infrastructure works on the property, in accordance with the Urban Development Agreement approved by Law.

During fiscal year 2023, we´ll continue working on the reduction and efficiency of the cost structure, while we´ll continue evaluating financial, economic and/or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations, such as public and/or private disposal of assets that may include real estate as well as negotiable securities owned by the Company, issuance of negotiable bonds, repurchase of own shares, among other useful instruments for the proposed objectives.

Looking to the future, we will continue to innovate in the development of unique real estate projects, betting on the integration of commercial and residential spaces, offering our clients a mix of attractive products and services, meeting places and a memorable experience, with the aim to achieve an increasingly modern and sustainable portfolio. Although the current economic context and the political agenda for the current electoral year generate uncertainty, we are confident in the quality of our portfolio and the ability of our management to carry out the business successfully.

Eduardo S. Elsztain
Chairman